Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

DURECT CORPORATION

at

$1.75 net per share, in cash, plus one non-tradeable contingent value right for each share, which represents the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, upon the achievement of specified milestones (minus any amount actually paid to option holders under a retention plan in respect of the applicable milestone), by

BHC LYON MERGER SUB, INC.

a wholly owned subsidiary of

Bausch Health Americas, Inc.

which is a wholly owned subsidiary of

Bausch Health Companies Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME,

ON SEPTEMBER 9, 2025

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

BHC Lyon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies, Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT” or the “Company”), at a price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone (as defined in the Merger Agreement and described in more detail in Section 11— “The Transaction Agreements — The Merger Agreement”) (the “CVR Payments Amount”), in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (the Cash Amount plus a CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BHA, Purchaser, DURECT and, solely for the purposes of Section 6.10 of the Merger Agreement, BHC. The Merger Agreement provides, among other things, that as soon as practicable following (but in any event no later than the business day after) the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into DURECT (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by DURECT stockholders, with DURECT continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of BHA. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case at the commencement of the Offer and immediately prior to the effective time of the

Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, DURECT will cease to be a publicly traded company and will become a wholly owned subsidiary of BHA.

The Offer is conditioned upon, among other things, (a) that, as of immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary (as defined in this Offer to Purchase) in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by BHA, Purchaser and their respective affiliates (if any), represent at least one Share more than 50% of the then-outstanding Shares, (b) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement”) since July 28, 2025, (c) the absence of any law or order issued by any governmental authority of competent and applicable jurisdiction that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any antitrust law brought by a governmental authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, (e) the accuracy of the representations and warranties of DURECT contained in the Merger Agreement (subject to certain materiality exceptions), (f) DURECT’s compliance or performance in all material respects with its covenants and agreements contained in the Merger Agreement prior to the expiration time of the Offer and (g) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

THE BOARD OF DIRECTORS OF DURECT UNANIMOUSLY RECOMMENDS THAT THE DURECT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The board of directors of DURECT, among other things, has unanimously (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the transactions contemplated thereby, (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions contained in the Merger Agreement and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that DURECT stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

August 12, 2025

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Equiniti Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to 5:00 p.m., New York City time, on September 9, 2025, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

Any DURECT stockholder may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free:

(800) 628-8528

Banks and Brokers may call collect:

(212) 596-7578

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Bausch Health Americas, Inc, a Delaware corporation (“BHA”), and BHC Lyon Merger Sub, Inc, a Delaware corporation and a wholly owned subsidiary of BHA (“Purchaser”), an indirect subsidiary of Bausch Health Companies, Inc., a corporation organized under the laws of the Province of British Columbia (“BHC”), have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning DURECT, a Delaware corporation (“DURECT” or the “Company”), contained herein and elsewhere in this Offer to Purchase has been provided to BHA, Purchaser and BHC by DURECT or has been taken from or is based upon publicly available documents or records of DURECT on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. BHA, Purchaser and BHC have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.0001 per share, of DURECT (the “Shares”).

Price Offered Per Share	$1.75 per Share, net to the holder thereof in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone (as defined in the Merger Agreement and the pro rata calculation is described in more detail in Section 11—“The Transaction Agreements – CVR Agreement”) (the “CVR Payments Amount”), in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (the Cash Amount plus a CVR, collectively, the “Offer Price”).

Scheduled Expiration of Offer	Expiration of the Offer will occur at 5:00 p.m., New York City time, on September 9, 2025, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below); acceptance and payment for Shares is expected to occur on September 10, 2025 unless the Offer is extended pursuant to the terms of the Merger Agreement.

Offeror	Purchaser.

Who is offering to purchase my Shares?

Purchaser, which is a wholly owned subsidiary of BHA, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the Merger (as defined below) and ancillary activities in connection with the Offer and the Merger.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning BHA and Purchaser”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, BHA.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares of DURECT on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because BHA wants to acquire all outstanding equity interests of DURECT. If the Offer is consummated, pursuant to the Merger Agreement, BHA intends to cause Purchaser to consummate the Merger as soon as practicable following (but in any event no later than the business day after) the Acceptance Time (as defined and described below). Upon consummation of the Merger, DURECT would cease to be a publicly traded company and would be a wholly owned subsidiary of BHA.

See Section 12—“Purpose of the Offer; Plans for DURECT”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus a CVR representing the right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone (as defined in the Merger Agreement). If you are the record owner of your Shares and you directly tender your Shares to us through Equiniti Trust Company, LLC, the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. The total amount of funds estimated to be required by BHA and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to complete the Merger and to fund payments in respect of company warrants that are subject to a Black-Scholes calculation, the outstanding DURECT stock options, the outstanding Company restricted stock units and the outstanding DURECT performance-based stock units are approximately $63 million, excluding related fees and expenses. In addition, BHA would need approximately $350 million to pay the maximum aggregate amount that the holders of CVRs and holders of certain options would be entitled to if either of the specified milestones are achieved. BHA and Purchaser anticipate funding these cash requirements through a combination of BHA’s available cash on hand, in the case of the $63 million upfront payment, as well as proceeds from sales of the Product (as defined below), in the case of milestone payments, if due.

See Section 9—“Source and Amount of Funds”.

Is there an agreement governing the Offer?

Yes. BHA, Purchaser, DURECT, and solely for the purposes of Section 6.10, BHC, have entered into an Agreement and Plan of Merger, dated as of July 29, 2025 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into DURECT (the “Merger”). If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable (but in any event no later than the business day after) the Acceptance Time (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by DURECT stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer”.

What is the CVR and how does it work?

At or prior to the Acceptance Time (as defined below), BHA will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to BHA and DURECT (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer.

A CVR represents the non-tradeable contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate (minus any amount actually paid to holders of Company Options under the Retention Plan in respect of the applicable Milestone), in each case, without interest thereon and less any applicable withholding taxes (the “Milestone Payments”), payable as specified upon the achievement of the following milestones (each, a “Milestone”) prior to the earlier of (i) the 10 year anniversary of the first commercial sale of larsucosterol (5-cholesten-3ß, 25-diol 3-sulfate sodium salt) (the “Product”) in the United States and (ii) December 31, 2045 (the “Term”):

a)

$100,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone, payable upon the achievement of aggregate worldwide annual net sales of the Product of at least $500 million in any one calendar year; and

b)

$250,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable Milestone, payable upon the achievement of aggregate worldwide annual net sales of the Product of at least $1 billion in any one calendar year.

Immediately prior to the Effective Time, the Shares of each DURECT stockholder (excluding any canceled, accepted, or dissenting Shares), will automatically be converted into the Cash Amount and a CVR. The total net amount available for distribution will be calculated by deducting any amounts actually paid to DURECT Option holders participating under the Retention Plan (as defined and described in more detail in Section 11—“The Transaction Agreements—The Retention Plan”). This adjusted amount will then be divided by the number of participating CVRs, and the quotient shall be the amount payable in respect of each CVR. The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. Any Milestone Payment will only be due once, if at all, and with respect to the achievement of a particular Milestone, regardless of whether Net Sales exceeded the applicable threshold in more than one calendar year. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in BHA, Purchaser, DURECT or any of their respective affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against BHA than those accorded to general, unsecured creditors under applicable law.

BHA will have sole discretion and decision-making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any agreement for the development, marketing or sale of the Product.

For more information on the CVRs, see Section 11—“The Transaction Agreements—The CVR Agreement”.

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that one or both Milestones will not be achieved. If neither Milestone is achieved, you will receive only the Cash Amount for any Shares you tender in the Offer and no payment with respect to your CVRs.

It is not possible to predict whether a payment will become payable with respect to the CVRs. BHA has sole discretion and decision making authority over whether to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any new agreement for the development, marketing or sale of the Product and is not otherwise required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to develop, market, commercialize or sell the Product or achieve either Milestone. There can be no assurance that either Milestone will be achieved or that any payment with respect to your CVRs will be made.

For more information on the CVRs, see Section 11—“The Transaction Agreements—The CVR Agreement”.

May I transfer my CVRs?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•

in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company; or

•	to BHA or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

For more information on the CVRs, see Section 11—“The Transaction Agreements—The CVR Agreement”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

we have sufficient cash on hand to finance the Offer and the Merger, and in the event either milestone is achieved, we would have received funding necessary to fund the milestone payments as a result of the net sales generated from the commercial sales of the Product (as defined Section 11—“The Transaction Agreements—The CVR Agreement”;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•	the Offer and the Merger are not subject to any financing condition; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price) (subject to limited exceptions for (a) Shares owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case at the commencement of the Offer and immediately prior to the Effective Time and (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL), and BHA will have sufficient cash on hand to pay for all such Shares.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m., New York City time, on September 9, 2025, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Time.

The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Merger Agreement under the following circumstances:

•

If, as of the then-scheduled Expiration Time, any of the Offer Conditions (as defined below) is not satisfied or has not been waived, we will extend the Offer on one or more occasions for an additional period of up to 10 business days per extension to permit the satisfaction of all Offer Conditions; provided, however, Purchaser will not be required to extend the Offer and the Expiration Time to a date later than the Termination Date (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement”).

•

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Capital Market LLC (“Nasdaq”) that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond October 28, 2025 (or, in the event that either the No Legal Restraint Condition (solely in respect of any antitrust law) or the No Antitrust Proceedings Condition (each as defined below) has not been satisfied or waived as of that date, November 28, 2025). The Purchaser does not expect to need to extend the Offer due to a failure to obtain required consents or because a waiting period has not yet expired because no antitrust or other regulatory filings are anticipated in connection with the Transaction. This includes filings to be made (including any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or in any foreign jurisdictions, as further described in Section 16—“Certain Legal Matters; Regulatory Approvals” below). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 15—“Conditions to the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•

that, as of immediately prior to the Expiration Time, the Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), a number of Shares that, together with the Shares then owned by BHA, Purchaser and their respective affiliates (if any), represents at least one Share more than 50% of the then-outstanding Shares (as further defined in Section 15—“Conditions to the Offer”, the “Minimum Condition”);

•

that no governmental authority of competent and applicable jurisdiction has enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal, or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (as further defined in Section 15—“Conditions to the Offer”, the “No Legal Restraint Condition”);

•

that there is no pending legal proceeding under any antitrust law brought by any governmental authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement—Antitrust Filings”) thereon (as further defined in Section 15—“Conditions to the Offer”, the “Antitrust Proceedings Condition”);

•

the accuracy of the representations and warranties made by DURECT in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer”, including that since July 28, 2025, DURECT and its subsidiaries have not suffered any Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement—Representations and Warranties”) (as further defined in Section 15—“Conditions to the Offer”, the “Representations Condition”);

•

that DURECT has complied or performed in all material respects any covenant or agreement required to be performed, or complied with, by it under the Merger Agreement prior to the Expiration Time (as further defined in Section 15—“Conditions to the Offer”, the “Covenant Condition”);

•

the receipt by BHA of a certificate, signed by DURECT’s Chief Executive Officer on behalf of DURECT, certifying that the Representations Condition and the Covenant Condition have been duly satisfied; and

•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

Purchaser expressly reserves the right to waive, in whole or in part, any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of DURECT, we are not permitted to (a) waive or modify the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Cash Amount, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time or terminate the Offer, except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions, (g) amend any term or condition of the Offer in any manner that is materially adverse to DURECT stockholders, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of BHA or Purchaser to consummate the Offer, the Merger or the other Transactions, (h) decrease the number of CVRs to be issued per Share, (i) amend or purport or seek to amend any term of the CVR or the CVR Agreement in any manner that is materially adverse to any DURECT stockholder, or (j) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 15—“Conditions to the Offer”.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering the certificates for your Shares (“Share Certificates”), together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined herein). Please contact D.F. King & Co. (the “Information Agent”) for assistance.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to 5:00 p.m., New York City time, on September 9, 2025, unless we extend the Offer pursuant to the Merger Agreement (i.e., the Expiration Time). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 11, 2025, which is the 60th day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, BHA and DURECT pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement does not permit a subsequent offering period for the Offer without DURECT’s prior written consent.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal (or a manually executed facsimile thereof), with the required information to the Depositary while you still have the right to withdraw Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights”.

What does DURECT board of directors think of the Offer?

The board of directors of DURECT (the “DURECT Board”), among other things, has unanimously (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the Transactions, (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that DURECT stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with DURECT”. A more complete description of the reasons for DURECT Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by DURECT with the SEC and to be mailed to all DURECT stockholders.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (as defined below), we will pay you a dollar amount equal to the number of Shares you tendered multiplied by the Cash Amount, plus a CVR, in each case without interest thereon and less any applicable withholding taxes, promptly following the Acceptance Time.

We will pay the Cash Amount for Shares that are validly tendered and not validly withdrawn by depositing the aggregate Cash Amount with the Depositary, which will act as your agent for the purpose of receiving such payments from us and transmitting such payments to you. In all cases, payment of the Cash Amount for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of Share Certificates or timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares”) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

Following the consummation of the Offer, holders of CVRs will receive the Milestone Payment(s), in each case without interest thereon and less any applicable withholding taxes, if one or both of the applicable Milestones is achieved. For more information on the CVRs, see Section 11—“The Transaction Agreements”.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

If the Offer is completed, will DURECT continue as a public company?

No. As soon as practicable following (but in no event later than the business day after) the Acceptance Time, we expect to complete the Merger pursuant to applicable provisions of Delaware law and take steps to ensure that the Shares will cease to be publicly traded.

See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire at least one Share more than 50% of the then-outstanding Shares, then, in accordance with the terms of the Merger Agreement, and subject to the satisfaction of or waiver of the conditions to the Merger as described in Section 1—“Terms of the Offer”, we will complete the Merger as soon as practicable following (but in no event later than the business day after) the Acceptance Time pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger Agreement by DURECT stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the prior written consent of DURECT) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, DURECT stockholders who have not tendered their Shares in the Offer (a) will not be required to vote on the adoption of the Merger Agreement, (b) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (c) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes.

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for DURECT—Merger Without a Vote of DURECT Stockholders” and Section 16—“Certain Legal Matters; Regulatory Approvals”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and the conditions to the Merger described in Section 11—“The Transaction Agreements” are satisfied or waived, the Merger will be consummated as soon as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement and without a vote by DURECT stockholders, and at the Effective Time, each Share outstanding prior to the Effective Time (other than (a) Shares owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier and no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On July 28, 2025, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $0.55 per Share. On August 11, the last full trading day before the commencement of the Offer, the reported closing sale price on Nasdaq was $1.87 per Share.

See Section 6—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. According to DURECT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC, DURECT has never declared or paid any cash dividends on the Shares. In addition, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of BHA, DURECT will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on the Shares.

See Section 6—“Price Range of Shares; Dividends”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, DURECT stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. From and after the Effective Time, Shares held by DURECT stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive an amount as may be determined pursuant to Section 262 of the DGCL.

The foregoing summary of appraisal rights under the DGCL does not purport to be a statement of the procedures to be followed by persons desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which are contained in Section 262 of the DGCL and will be further summarized in a notice of the availability of appraisal rights to be sent by iTeos to each stockholder who is entitled to appraisal rights. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals”.

What will happen to my stock options in the Offer?

Options to purchase Shares that are outstanding (“DURECT Options”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement and confidential disclosure schedule, no earlier than five business days prior to the Expiration Time (before giving effect to any extension thereof), the Company may take action to accelerate the vesting or payment of each outstanding DURECT Option with an exercise price that is less than the Cash Amount (an “In-the-Money Option”), so long as all conditions to the Offer other than the Minimum Condition have been satisfied at that time (or in the case of conditions that may only be satisfied as of the Expiration Time, would be satisfied if such date was the Expiration Time).

Any DURECT Options outstanding as of immediately prior to the Effective Time with an exercise price that is equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) and that is unexercised immediately prior to the Effective Time, will be canceled in connection with the Transactions.

DURECT will provide each DURECT Option holder an option termination agreement to terminate the DURECT Options held by such individual. The above-described treatment of DURECT Options will be subject to the applicable DURECT Option holder executing and returning such option termination agreement.

Following the cancellation of each Out-of-the-Money Option pursuant to an option termination agreement, each former holder of such DURECT Option will have the right to participate in the Retention Plan and receive a retention bonus subject to the achievement of the Milestone(s) and satisfaction of the service condition described therein.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Company Equity Awards”.

What will happen to my restricted stock units in the Offer?

Restricted stock units in respect of Shares (“DURECT RSUs”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement and confidential disclosure schedule, prior to and contingent upon the Closing, DURECT will accelerate the vesting of each then-outstanding Company RSU and settle each such DURECT RSU into Shares.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Company Equity Awards”.

What will happen to my rights to purchase Shares under DURECT 2000 Employee Stock Purchase Plan, as amended (the “ESPP”)?

Rights to purchase Shares under the ESPP are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, if the purchase period under the ESPP in effect on the date of the Merger Agreement has not already ended as of the Acceptance Time all participant contributions then in the ESPP will be used to purchase Shares two business days prior to the Acceptance Time in accordance with the terms of the Merger Agreement and ESPP. All Shares purchased under the ESPP will be treated identically with all other Shares in connection with the transactions contemplated by the Merger Agreement. No further purchase period will commence under the ESPP on or after July 29, 2025, and on or after that date, no new participants may join the ESPP and no existing ESPP participants may increase their payroll deductions with respect to the existing ESPP purchase period and the ESPP will terminate in its entirety on the Closing and no further rights will be granted or exercised under the ESPP thereafter.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Company Equity Awards”.

What will happen to DURECT Warrants in the Offer?

Holders of outstanding and unexercised common stock purchase warrants issued by DURECT (“DURECT Warrants”) may, at any time prior to the expiration of such DURECT Warrant in accordance with their respective terms, exercise such DURECT Warrant and, thereafter, receive the Merger Consideration such holders would have received had they exercised such DURECT Warrant prior to the Effective Time. Specifically, each such holder would receive, upon exercise of such holder’s DURECT Warrant, (i) an amount of cash equal to the product of (x) the aggregate number of Shares for which such DURECT Warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Cash Amount over the per share exercise price of such DURECT Warrant and (ii) a CVR for each Share for which such DURECT Warrant was exercisable immediately prior to the Effective Time in accordance with and subject to the CVR Agreement.

In lieu of the foregoing, each holder of a DURECT Warrant may, at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the Effective Time, receive an amount in cash equal to the “Black-Scholes Value” (as defined in such DURECT Warrant) in respect of such holder’s DURECT Warrant calculated pursuant to the terms of the applicable warrant agreement.

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. With respect to the CVRs, the amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. However, BHA intends to take the position that the receipt of the CVRs will be treated as an “open transaction” for U.S. federal income tax purposes. A portion of any payment with respect to a CVR also may be treated as imputed interest that is ordinary income to a U.S. Holder. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

See Section 5—“Material United States. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

D.F. King & Co. is acting as the Information Agent for the Offer. Stockholders may call toll free at 800-628-8528 and banks and brokers may call collect at 212-596-7578. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of DURECT:

BHC Lyon Merger Sub, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies, Inc. a corporation organized under the laws of the Province of British Columbia (“BHC”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT, a Delaware corporation (DURECT OR the “Company”), at a price of $1.75 per Share, net to the holder thereof in cash, without interest thereon (the “Cash Amount”), plus (ii) one contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement”) (the “CVR Payments Amount”), which will be made in cash without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (the Cash Amount plus a CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among BHA, Purchaser and DURECT. The Merger Agreement provides, among other things, that as soon as practicable following (but in no event later than the business day after) the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into DURECT (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by DURECT stockholders, with DURECT continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of BHA (the “Surviving Corporation”). At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, DURECT will cease to be a publicly traded company and will become a wholly owned subsidiary of BHA.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of options to purchase Shares that are outstanding (the “DURECT Options”), and restricted stock units in respect of Shares (DURECT RSUs”) in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

The Offer is conditioned upon, among other things (a) that, as of immediately prior to the Expiration Time (as defined below), the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”),

together with the Shares then owned by BHA, Purchaser and their respective affiliates (if any), represent at least one Share more than 50% of the then-outstanding Shares (the “Minimum Condition”), (b) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements —The Merger Agreement”) since July 28, 2025, (c) the absence of any law or order issued by any governmental authority of competent and applicable jurisdiction that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any antitrust law brought by a governmental authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, (e) the accuracy of the representations and warranties of DURECT contained in the Merger Agreement (subject to certain materiality exceptions), (f) DURECT’s compliance or performance in all material respects with its covenants and agreements contained in the Merger Agreement prior to the expiration time of the Offer and (g) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The board of directors of DURECT (the “DURECT Board”), among other things, has unanimously (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the transactions contemplated thereby, (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions contained in the Merger Agreement and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that DURECT stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of DURECT Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of DURECT (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. DURECT stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer” and “—Reasons for the Recommendation of DURECT Board”.

DURECT has advised BHA that, as of the close of business on July 28, 2025, 31,042,581 Shares were issued and outstanding, 3,743,172 Shares were issuable pursuant to outstanding DURECT Options, 670,268 Shares were subject to issuance upon the vesting and settlement of outstanding DURECT RSUs, 3,591,027 Shares were issuable pursuant to the exercise of DURECT Warrants and 400 Shares were issuable with accumulated payroll deductions under the ESPP (assuming that (i) the market price of a Share is equal to the Cash Amount and (ii) payroll deductions continue at the rate in effect as of the date of the Merger Agreement).

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of DURECT immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

If Purchaser consummates the Offer and the conditions to the Merger specified in the Merger Agreement are satisfied or waived, Purchaser will consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by DURECT stockholders.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger (or for cash upon exercise of appraisal rights) are described in Section 5—“Material United States Federal Income Tax Consequences”.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, DURECT stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. The DURECT stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”. The term “Expiration Time” means 5:00 p.m., New York City time, on September 9, 2025, which is the date that is 20 business days after the commencement of the Offer, unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, that the Merger Agreement has not been terminated in accordance with its terms and the satisfaction of the other conditions described in Section 15—“Conditions to the Offer”.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if, as of the then-scheduled Expiration Time, any of the Offer Conditions other than the Minimum Condition is not satisfied or has not been waived, we may (and, if requested by DURECT, must) extend the Offer on one or more occasions for an additional period of up to 10 business days (or any longer period as may be approved by DURECT) per extension to permit the satisfaction of all Offer Conditions.

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond October 28, 2025 (or, in the event that either the No Legal Restraint Condition (solely in respect of any antitrust law)or the No Antitrust Proceedings Condition (each as defined below) has not been satisfied or waived as of that date, November 28, 2025). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser expressly reserves the right to waive, in whole or in part, any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of DURECT, we are not permitted to (a) waive or modify the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition (each as defined in Section 15—“Conditions to the Offer”), (b) change the form of consideration payable in the Offer, (c) decrease the Cash Amount, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time or terminate the Offer, except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions, (g) amend any term or condition of the Offer in any manner that is materially adverse to DURECT stockholders, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of BHA or Purchaser to consummate the Offer, the Merger or the other Transactions, (h) decrease the number of CVRs to be issued per Share, (i) amend or purport or seek to amend any term of the CVR or the CVR Agreement in any manner that is materially adverse to any DURECT stockholder, or (j) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and any announcement in the case of an extension will be made no later than 5:00 p.m., New York time, on the next business day after the previously scheduled Expiration Time, and we will notify the

Depositary of any extension. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, the increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether those Shares were tendered before or after the announcement of the increase in consideration.

Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, BHA and DURECT pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act). The Merger Agreement does not permit a subsequent offering period for the Offer without DURECT’s prior written consent.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, not to accept for payment any Shares if, as of immediately prior to the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15— “Conditions to the Offer”. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements—The Merger Agreement—Termination”.

As soon as practicable following (but in any event no later than the business day after) the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by DURECT stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

DURECT has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of DURECT as of August 12, 2025 provided to us by DURECT and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by BHA or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and BHA will cause Purchaser to, as promptly as practicable following the Expiration Time, but in any event within one business day thereof, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed in the paragraph below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Acceptance Time, BHA will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to BHA and DURECT (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer. Neither Purchaser nor BHA will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, Section 11—“The Transaction Agreements”.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the DTC), promptly following the expiration or termination of the Offer, unless otherwise acquired through the Merger.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, as discussed in greater detail below. Please contact the Information Agent (as defined below) for assistance.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make a book-entry delivery of Shares by causing the DTC to transfer such Shares into the Depositary’s account at the DTC in accordance with the DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at the DTC, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (a) timely receipt by the Depositary of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which the Notice of Guaranteed Delivery relates are received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the DTC, is at the option and the risk of the tendering stockholder and the delivery will be deemed made, and the risk of loss of such Share Certificate(s) and other documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of BHA, Purchaser, DURECT, the Depositary, D.F. King & Co. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Attorney-In-Fact and Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser, as specified by the Letter of Transmittal, as the stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the stockholder (and, if given, will not be deemed effective); and

•

Purchaser, or the designees of Purchaser, will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of DURECT’s stockholders, actions by written consent in lieu of a stockholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of DURECT’s stockholders.

In addition, by executing the Letter of Transmittal each tendering stockholder will irrevocably appoint the Depositary as the true and lawful agent and attorney-in-fact and proxy of such tendering stockholder with respect to such Shares and any and all Distributions (as that term is defined in the Letter of Transmittal) with full power of substitution (such proxy and power of attorney being deemed to be an irrevocable power coupled with an interest in the tendered Shares and any and all Distributions) to the full extent of such stockholder’s rights with respect to such Shares and any and all Distributions (a) to deliver certificates representing such Shares and any and all Distributions, or transfer of ownership of such Shares and any and all Distributions on the account books maintained by The Depository Trust Company (“DTC”), together, in either such case, with all accompanying evidence of transfer and authenticity, to or upon the order of Purchaser, (b) to present such Shares and any and all Distributions for transfer on the books of DURECT and (c) to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares and any and all Distributions, all in accordance with the terms and subject to the conditions of the Offer (as described in Section 15—“Conditions to the Offer”).

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 7, 2025.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Shares. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of BHA, Purchaser, DURECT, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of DURECT whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary applies only to stockholders of DURECT that hold their shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (a) persons that are subject to special expatriation rules, including the rules regarding certain former citizens or residents of the United States; (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (g) stockholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (k) partnerships and other pass-through entities and persons that hold Shares through such partnerships or other pass-through entities; (l) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (m) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; and (n) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, in each case, available as of the date hereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner and such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares and such partnerships should consult their own tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. Holders should consult their own tax advisors as to the particular tax consequences to them of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes and the timing and character of a portion of such gain or loss depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR or payment with respect to a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger. The receipt of the CVRs pursuant to the Offer or the Merger, as the case may be, might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each discussed below.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable”, a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the

U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as an “open transaction” and, alternatively, in the event it is treated as a “closed transaction”. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions”, and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR. BHA intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs, and accordingly, the issuance of the CVRs constitutes an “open transaction” and the remainder of this summary assumes such treatment.

Treatment as an Open Transaction. If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such payments (less any imputed interest under Section 483 of the Code, as described below under “Imputed Interest”) may be treated, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest, generally first would be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder would recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the portion of CVR payments not treated as imputed interest received after the U.S. Holder’s adjusted tax basis was reduced to zero, in each case, at the time such payment is received. A U.S. Holder would recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such holder would not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such holder’s abandonment of the holder’s CVRs. Gain or loss generally would be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Any such gain or loss would be long-term if the Shares were held for more than one year prior to such disposition. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations. BHA intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs, and accordingly, the issuance of the CVRs constitutes an “open transaction.” U.S. Holders should consult their own tax advisors with respect to the treatment of the CVRs, including any payments made on the CVRs.

Potential Alternative Treatment of the Receipt of the CVRs as Closed Transaction. If the receipt of the CVRs is treated as, or determined to be, part of a “closed transaction” for U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (a) the amount of cash the U.S. Holder receives plus the “reasonably ascertainable” fair market value of any CVRs the U.S. Holder receives and (b) the U.S. Holder’s adjusted tax basis in the U.S. Holder’s Shares. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of DURECT’s stock would be considered along with other factors in making that determination. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in a CVR will equal the fair market value of such CVR upon receipt. The holding period for the CVR will begin on the day following the date of the closing of the Offer or the Merger, as applicable.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain.

Imputed Interest. A portion of any payment with respect to a CVR may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of the payment treated as imputed interest under Section 483 of the Code would be determined at the time such payment is made and generally would equal the excess of (a) the amount of the CVR payment over (b) the present value of such amount as of the closing of the Offer or the Effective Time (as applicable), calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate would be the lower of the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable.

As discussed above, the U.S. federal income tax treatment of the CVRs is unclear. U.S. Holders should consult their own tax advisors regarding such treatment.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussions below under “Backup Withholding” and “FATCA”, payments a Non-U.S. Holder receives with respect to Shares that the Non-U.S. Holder tenders pursuant to the Offer or exchanges pursuant to the Merger (or as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•

the Non-U.S. Holder’s gain, if any, on Shares is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which case (a) the Non-U.S. Holder will be subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. Holder (except that the non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (b) if the Non-U.S. Holder is a corporation, the Non-U.S. Holder may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Generally, if CVR payments are made to a Non-U.S. Holder more than one year after the closing of the Offer or the Effective Time (as applicable), unless a holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty (generally, by providing a properly completed IRS Form W-8BEN or W-8BEN-E or other applicable form) or other exemption from withholding available under the Code, BHA expects to withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above). Non-U.S. Holders are urged to consult their own tax advisors with respect to the treatment of the CVRs and payments on the CVRs.

Backup Withholding. All payments to which a holder would be entitled pursuant to the Offer or the Merger (or as a result of exercising appraisal rights) and amounts received in respect of CVRs will be subject to backup withholding, currently at a rate of 24%, unless the holder (a) is a corporation, a Non-U.S. Holder or another exempt recipient or (b) provides the holder’s taxpayer identification number (“TIN”) and certifies that no loss of exemption from backup withholding has occurred. If a holder is a U.S. Holder, the holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If a holder is a Non-U.S. Holder, the holder must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to the holder’s exempt foreign status in order to qualify as an exempt recipient.

If a holder does not provide a correct TIN, the holder may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against the holder’s U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, a holder may obtain a refund by filing a U.S. federal income tax return. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), if a Non-U.S. Holder exchanges Shares pursuant to the Offer or the Merger, the gross proceeds payable to such Non-U.S. Holder from such sale generally would be subject to withholding at a rate of 30% unless such Non-U.S. Holder complies with the documentation, registration, due diligence and reporting requirements of FATCA. However, proposed U.S. Treasury Regulations have eliminated the application of FATCA withholding to payments of gross proceeds from the disposition of a stock interest in a domestic corporation (such as the Shares). Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders may also be subject to FATCA withholding with respect to imputed interest amounts. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules.

6.	Price Range of Shares; Dividends.

The Shares trade on Nasdaq under the symbol “DRRX”. The following table sets forth the high and low closing sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2023
First Quarter	$8.72	$3.46
Second Quarter	$7.00	$4.05
Third Quarter	$5.06	$2.47
Fourth Quarter	$2.98	$0.50
Fiscal Year Ended December 31, 2024
First Quarter	$1.37	$0.52
Second Quarter	$1.78	$0.77
Third Quarter	$1.67	$1.12
Fourth Quarter	$1.48	$0.75
Fiscal Year Ending December 31, 2025
First Quarter	$0.87	$0.75
Second Quarter	$0.81	$0.50
Third Quarter (through August 11, 2025)	$1.91	$0.52

On July 28, 2025, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $0.55 per Share. On August 11, 2025, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on Nasdaq was $1.87. Stockholders are urged to obtain a current market quotation for Shares.

According to DURECT’s Form S-3, dated as of August 14, 2024, filed with the SEC, DURECT has never declared or paid any cash dividends on the Shares. Under the Merger Agreement, DURECT is not permitted to declare, set aside, make or pay any dividends with respect to the Shares without the prior written consent of BHA.

7.	Certain Information Concerning DURECT.

General. DURECT was founded in 1998 and is incorporated under the laws of the State of Delaware. DURECT’s common stock is listed on Nasdaq under the symbol “DRRX”. The address of DURECT’s principal executive offices are 10240 Bubb Road, Cupertino, California 95014. The telephone number of DURECT’s principal executive office is (408) 777-1417.

The following description of DURECT and its business has been derived from DURECT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 and is qualified in its entirety by reference to that report. DURECT is a biopharmaceutical company advancing novel and potentially lifesaving investigational therapies derived from its Epigenetic Regulator Program. Larsucosterol, a new chemical entity in clinical development, is the lead candidate in its Epigenetic Regulator Program. An endogenous, orally bioavailable small molecule, larsucosterol has been shown in both in vitro and in vivo studies to play an important regulatory role in lipid metabolism, stress and inflammatory responses, and cell death and survival.

Available Information. The Shares are registered under the Exchange Act. Accordingly, DURECT is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. DURECT is required to disclose in such filings certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with DURECT. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov and additional detail concerning DURECT’s directors and officers is available in Section 11—“The Transaction Agreements—The Retention Plan” and under “Item 3 – Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company” in the Schedule 14D-9.

Although Purchaser has no knowledge that any of the foregoing information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to DURECT or any of its subsidiaries or affiliates or for any failure by DURECT to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. DURECT provided us with certain unaudited financial information concerning DURECT. Such information, as well as certain additional unaudited projected financial information, is described under “Item 4.—The Solicitation or Recommendation—Projected Financial Information” in the Schedule 14D-9, which will be filed with the SEC and is being mailed to holders of Shares with this Offer to Purchase (the “Projections”). The holders of Shares are urged to, and should, carefully read the Schedule 14D-9.

BHA and Purchaser have been informed by DURECT that it does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate.

BHA and Purchaser also have been informed by DURECT that such unaudited prospective financial information is included in the Schedule 14D-9 solely to give DURECT stockholders access to certain financial projections that were made available to DURECT’s Board and advisors and BHA, and is not included in the Schedule 14D-9 in order to influence any stockholder to tender Shares or for any other purpose.

BHA and Purchaser further have been informed by DURECT that the Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), or with a view toward compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

BHA and Purchaser further have been informed by DURECT that the Projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond DURECT management’s control. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which DURECT operates, and other risks and uncertainties, all of which are difficult or impossible to predict and many of which are beyond DURECT’s control. The inclusion of the Projections in the Schedule 14D-9 should not be regarded as an indication that DURECT or anyone who received the Projections then considered, or now considers, the Projections to be predictive of actual future results, and this information should not be relied upon as such.

BHA and Purchaser further have been informed by DURECT that the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding DURECT in DURECT’s public filings with the SEC. DURECT has informed BHA and Purchaser that the Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger.

8.	Certain Information Concerning BHC, BHA and Purchaser.

BHA is a corporation incorporated under the laws of the State of Delaware and a wholly owned subsidiary of Bausch Health Companies Inc. (“BHC”), a corporation continued under the laws of the Province of British Columbia, which has its principal executive offices located at 2150 St. Elzéar Blvd West, Laval, Québec, Canada H7L 4A8. BHA’s principal executive offices are located at 400 Somerset Corporate Blvd., Bridgewater, NJ, 08807. The telephone number of BHA is (866) 246-8245.

The following description of BHC and its business has been derived from BHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and is qualified in its entirety by reference to that report. BHC and its subsidiaries have approximately 20,700 employees worldwide engaged in the research and development, production, sales and marketing and general administrative positions. BHC is a diversified pharmaceutical company, with segments conducting business in virtually all countries of the world. BHC’s primary focus is products related to a range of branded, generic and branded generic pharmaceuticals, medical devices and over-the-counter products. The telephone number of BHC is (514) 744-6792.

Purchaser is a corporation incorporated under the laws of the State of Delaware, with its principal executive offices located at 400 Somerset Corporate Blvd., Bridgewater, NJ, 08807. The telephone number of Purchaser is (866) 246-8245. Purchaser is a wholly owned subsidiary of BHA and an indirect subsidiary of BHC. Purchaser was incorporated on July 21, 2025 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those incidental to its formation or those contemplated by the Merger Agreement, and has no assets or liabilities other than those contemplated by the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and DURECT will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities, other than those contemplated by the Merger Agreement. Prior to the Effective Time, Purchaser will not engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of BHC, BHA and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of BHC, BHA or Purchaser or, to the best knowledge of BHC, BHA and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of BHC, BHA or Purchaser or, to the best knowledge of BHC, BHA and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of BHC, BHA or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of BHC, BHA or Purchaser or, to the best knowledge of BHC, BHA and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of BHC BHA or Purchaser or, to the best knowledge of BHC, BHA and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of DURECT (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of BHC, BHA or Purchaser or, to the best knowledge of BHC, BHA and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with DURECT or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between BHC, BHA or Purchaser or any of their subsidiaries, or, to the best knowledge of BHA and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and DURECT or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by BHA and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The obligations of BHA and Purchaser under the Merger Agreement are not conditioned upon BHA’s or Purchaser’s ability to obtain financing to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and by the CVR Agreement (collectively, the “Transactions”). BHA and Purchaser have represented to DURECT that BHA and Purchaser will have sufficient funds for the satisfaction of all of their obligations under the Merger Agreement, including the payment of the aggregate Offer Price, the aggregate Merger Consideration and the consideration in respect of DURECT Options, and to pay all related fees and expenses required to be paid by BHA or Purchaser pursuant to the terms of the Merger Agreement. BHA and Purchaser have also represented to DURECT that on each date on which BHA may be required under the terms of the CVR Agreement to deliver a notice to the Rights Agent indicating that a Milestone (as defined below and described in more detail in Section 11—“The Transaction Agreements”) has been achieved, BHA will have sufficient funds to satisfy its cash payment obligations under the CVR Agreement, including payment of the applicable Milestone Payments (as defined below and described in more detail in Section 11—“The Transaction Agreements”) and any fees and expenses of, or payable by, BHA in connection with the transactions contemplated by the CVR Agreement. BHA estimates that the total amount of funds required by BHA and Purchaser to consummate the Offer and the Merger and to fund payments in respect of outstanding DURECT Options is approximately $65 million, excluding related fees and expenses. In addition, BHA would need approximately $350 million to pay the maximum aggregate amount that the holders of CVRs and holders of certain options would be entitled to if the specified milestones are achieved. BHA and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses through a combination of BHA’s available cash on hand, in the case of the $63 million upfront payment, as well as proceeds from the sales of the Product, in the case of milestone payments, if due.

10.	Background of the Offer; Past Contacts or Negotiations with DURECT.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement and related transaction documents. The following chronology does not purport to catalogue every conversation of or among the members of the DURECT Board, BHC, DURECT’s representatives and advisors, BHC’s representatives and advisors, and other parties.

From time to time in the ordinary course of business, the management and board of directors of BHC evaluate various business opportunities in an effort to enhance stockholder value and to complement and enhance its existing businesses. As part of this process, the management and board of directors of BHC consider a number of potential strategic transactions, including potential acquisitions.

On behalf of its clients, Locust Walk maintains an ongoing relationship with BHC and periodically shares potential business opportunities that align with BHC’s strategic objectives. In connection with this relationship, on January 4, 2024, Locust Walk sent a non-confidential overview of DURECT to a representative of BHC on behalf of DURECT. BHC’s representative subsequently expressed interest in learning more about DURECT and a willingness to enter into a confidentiality agreement with DURECT.

On January 25, 2024, DURECT and an affiliate of BHC executed the Confidentiality Agreement. As described in more detail below, from this time through July 28, 2025 (the date on which the Merger Agreement was signed), BHC conducted due diligence of DURECT and the Product through document review and a number of meetings with representatives and advisors of DURECT covering various areas including corporate organization and structure, commercial operations, litigation and legal compliance, executive compensation and employee benefits, intellectual property, regulatory matters, research and development, and general corporate matters.

On February 7, 2024, DURECT held an initial meeting with BHC to discuss clinical trial data and potential Phase 3 study plans. Following this meeting, BHC requested and received access to DURECT’s virtual data room. The parties continued to hold diligence calls among research and development personnel over the next two months.

On March 22, 2024, Locust Walk delivered a process letter to BHC, requesting indications of interest in for the development and commercialization of the Product by April or May 2024.

On May 2, 2024, BHC submitted its initial non-binding offer for a licensing transaction in the United States involving the Product, which was consistent with BHC’s business development strategy. The proposal included a $15 million upfront payment, up to $250 million in aggregate milestone payments tied to specified net sales targets, and escalating royalty payments based on net sales during the royalty term.

On May 6, 2024, DURECT and BHC met to discuss BHC’s offer, followed by additional due diligence meetings regarding a commercial assessment of the proposed transaction on May 8, 2024. At that time, DURECT communicated to BHC that it would not be interested in pursuing a transaction to license the Product’s U.S. intellectual property rights on the terms proposed given the critical importance of the U.S. market to the Product, and instead would be interested in receiving a proposal to acquire DURECT from BHC.

After internal BHC management discussions regarding DURECT’s lack of interest in a U.S. licensing transaction, on May 17, 2024, BHC submitted a non-binding offer to acquire 100% of DURECT’s equity interests for an upfront payment of $40 million, as well as a contingent value rights instrument in the aggregate amount of $30 million payable upon regulatory approval and the aggregate amount of $150 million payable upon achieving specified net sales milestones.

To obtain additional information in consideration of submitting a revised offer, on May 28, 2024, DURECT and BHC held a discussion regarding clinical trial design and biostatistics.

On June 3, 2024, representatives of BHC decided not to resubmit a non-binding offer due to regulatory feedback from the Food and Drug Administration (“FDA”) concerning the clinical trial, which recommended that DURECT utilize a 180-day endpoint in a phase 3 clinical trial of the Product. The next day, BHC informed DURECT that BHC would not be in a position to proceed at that time due to the associated risks and costs of this FDA recommendation.

Starting on August 14, 2024, following the positive news of the FDA’s acceptance of a 90-day endpoint in the clinical program for the Product in a Type B meeting held on July 31, 2024, Locust Walk initiated new contact with BHC based on the favorable regulatory update. After initial positive feedback from BHC in response to the regulatory update, DURECT provided BHC with a comprehensive regulatory update, which lead to a recommencement of diligence activities by BHC.

On September 4, 2024, Locust Walk sent BHC a process letter that proposed the acquisition of 100% of DURECT’s equity securities and requested a response by September 25, 2024.

In light of the positive regulatory update, on September 25, 2024, BHC submitted a new non-binding offer to acquire 100% of DURECT’s equity interests, including an up-front cash payment of $70 million, regulatory milestone cash payments relating to the Product of up to $150 million, and sales-based milestone cash payments relating to the Product of up to $250 million.

In early October, Locust Walk communicated responses back to BHC, which sought to further increase BHC’s offer and respond to diligence questions. For the following few weeks, Locust Walk and BHC engaged in discussions regarding DURECT’s revenue forecasts and cost assumptions.

On October 15, 2024, BHC submitted a revised proposal to acquire 100% of DURECT’s equity. The revised proposal consisted of an up-front cash payment of $72.5 million, up to $195 million in cash payments based on potential development and regulatory milestones relating to the Product, which included a new milestone for European approval and up to $1,037.5 million in cash payments based on various sales-based milestones relating to the Product in the event Product sales were to significantly exceed expectations.

After a few weeks of BHC and DURECT discussing revenue forecasts and costs assumptions, on October 24, 2024, Locust Walk, on behalf of DURECT, sent a draft Merger Agreement and CVR Agreement to BHC. DURECT’s Merger Agreement provided (a) a two-step process in which BHC would conduct the Offer for the Shares, followed by a short-form Merger, (b) a non-solicitation covenant, (c) an unspecified termination fee that would be payable by DURECT in certain circumstances to BHC, and (d) an unspecified outside date through which BHC would be obligated to extend its tender offer. DURECT’s CVR Agreement provided (a) a term tied to exclusivity rights, (b) a requirement that BHC use commercially reasonable efforts to achieve the various milestones during the term, and (c) acceleration of all milestone payments upon the occurrence of an event of default (which included BHC’s failure to make any milestone payments when due).

Over the next several weeks, DURECT and BHC continued to discuss the transaction terms and timeline. On November 11, 2024, BHC delivered revised preliminary drafts of the Merger Agreement and CVR Agreement. BHC’s preliminary draft of the Merger Agreement provided that (a) BHC was only required to keep the tender offer open for 20 business days, (b) the DURECT Board was not entitled to terminate the Merger Agreement for an intervening event, and modified other provisions of the non solicitation covenant, and (c) added a BHC expense reimbursement right in the event the Merger Agreement was terminated for various reasons. BHC did not provide comments on various other material sections of the Merger Agreement (including DURECT’s representations and warranties and substantially all of the covenants). In addition, BHC’s preliminary draft of the CVR Agreement provided for (a) a term ending on December 31, 2032, (b) deleted any requirement that BHC use commercially reasonable efforts to achieve the various milestones during the term, instead inserting a sole discretion standard, and (c) deleted any acceleration of milestone payments, limiting the CVR holders’ rights to pursue remedies.

On November 15, 2024, BHC engaged Centerview Partners LLC (“Centerview”) as financial advisor, to evaluate the potential acquisition of DURECT.

On November 17, 2024, DURECT’s management team met with BHC’s senior commercial, medical affairs, and R&D teams in person at the American Association for the Study of Liver Diseases, The Liver Meeting®, to discuss the Product’s development program.

On November 21, 2024, BHC submitted a revised non-binding offer to acquire 100% of DURECT’s equity interest, which consisted of an up-front cash payment of $75 million, which was a $2.5 million increase of the up-front cash payment, and a single regulatory milestone cash payment of $115 million relating to the Product, and a single sales-based milestone cash payment of $110 million relating to the Product.

On November 27, 2024, Locust Walk delivered DURECT’s counter proposal to Centerview, which consisted of an increase in the regulatory milestone cash payment to $150 million relating to the Product and two sales-based milestone cash payments totaling up to $375 million in the aggregate relating to the Product.

In November and December 2024, Locust Walk and Centerview continued to discuss BHC’s proposed transaction to acquire 100% of DURECT’s equity interests and the related consideration terms, proposed structure, and anticipated timing. On December 2, 2024, Centerview presented a revised proposal on BHC’s behalf of an up-front cash payment of $75 million, a regulatory milestone cash payment of $125 million relating to the Product, and up to $325 million in sales-based milestone cash payments relating to the Product. On December 4, 2024, Locust Walk delivered to Centerview DURECT’s revised proposed transaction terms, which consisted of an up-front cash payment of $75 million, a regulatory milestone cash payment of $125 million relating to the Product, and up to $350 million in sales-based milestone cash payments relating to the Product.

In January and February 2025, Locust Walk and Centerview continued to discuss the proposed transaction, including the financial consideration, structure, and anticipated timing. Locust Walk also informed Centerview that BHC should deliver complete markups of the proposed transaction documents (given BHC’s prior drafts were preliminary in nature).

On January 28, 2025, at an internal meeting, BHC’s management team decided to move forward with discussions with DURECT on the basis of DURECT’s proposed transaction terms. Later that day, Centerview indicated that BHC was willing to continue engagement based on DURECT’s proposed transaction terms of December 4th, subject to completion of due diligence and agreement on the transaction documents.

On January 30, 2025, Locust Walk re-sent drafts of the Merger Agreement and CVR Agreement to Centerview, requesting that BHC deliver a complete markup of each document to supplement BHC’s preliminary comments provided on November 11, 2024.

On January 31, 2025, DURECT met with representative of BHC, including BHC’s Chief Medical Officer (“CMO”), to discuss the Product’s Phase 2b data, FDA communications, and potential translation to the Product’s Phase 3 study design, which led to representatives of BHC expressing concern about the ability to progress to a phase 3 clinical trial on the basis of the existing Phase 2b data.

In February 2025, Locust Walk and Centerview continued to discuss the consideration terms, proposed structure and anticipated timing of the transaction. During this time, Centerview communicated to Locust Walk that BHC remained interested in exploring a potential transaction but was reviewing DURECT’s clinical trial plans and would likely be submitting a revised offer. DURECT also continued to answer diligence questions from BHC.

On February 7, 2025, the Science and Technology Committee of the board of directors of BHC (the “BHC Board”) held a regularly scheduled meeting to review prospective business development opportunities; at this meeting, the committee was initially made aware of the potential transaction with DURECT.

On February 11, 2025, the BHC Board held a regularly scheduled meeting to review prospective business development opportunities and to discuss material development. At this meeting, the BHC Board was made aware of the potential transaction. In response, the BHC Board recommended representatives of BHC’s business development team to continue to explore a potential transaction with DURECT.

During the weeks following the February 11, 2025 board meeting, BHC undertook further clinical due diligence which led to unfavorable changes to BHC’s expectations regarding the cost and timeline of the development of the product.

On March 17, 2025, Centerview provided Locust Walk with BHC’s revised proposed deal terms consisting of an up-front cash payment of $25 million, development and regulatory milestone cash payments of up to $125 million relating to the Product, and sales-based milestone cash payments of up to $350 million relating to the Product. The diminution in the up-front cash payment amount was attributed to an increase in anticipated development costs and the need for more time to conduct clinical trials prior to being able to commercialize the Product. Over the course of late-March to mid-April, Dr. Brown and BHC’s CMO held a discussion in which BHC’s CMO expressed BHC’s continued interest in exploring a transaction further and outlined BHC’s desired clinical development plans for the Product.

On May 8, 2025, Centerview informed Locust Walk that BHC would likely not be moving forward with a potential transaction in the near term due to competing internal strategic priorities.

On May 20, 2025, Dr. Brown reinitiated discussions with BHC’s CMO to gauge any continued interest in the transaction and potential alternative transactions DURECT was considering. DURECT and its representatives communicated to BHC and its representatives that DURECT would likely proceed with a financing transaction in the absence of a transaction with BHC.

On June 17, 2025, BHC’s CMO reached out to Dr. Brown to express BHC’s continued interest in a transaction between DURECT and BHC. About a week later, BHC’s CMO and another representative contacted Dr. Brown to discuss the potential transaction structure and amounts of consideration to be reflected in BHC’s forthcoming proposal. Dr. Brown noted that the up-front cash payment would need to increase from BHC’s prior proposal.

During the course of the next several weeks, Locust Walk and Centerview exchanged various communications related to a potential transaction between DURECT and BHC.

On June 27, 2025, BHC engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as legal advisor to BHC on the transaction. On June 28, 2025, Centerview delivered to Locust Walk a revised proposal from BHC, which consisted of an up-front cash payment of approximately $56 million and sales-based milestone cash payments of up to $350 million relating to the Product.

On June 29, 2025, Dr. Brown responded to representatives of BHC by proposing an up-front payment of $65 million and sales-based milestone cash payments of up to $350 million relating to the Product. The next day, BHC delivered a revised proposal for an up-front payment of $60 million and sales-based milestone cash payments of up to $350 million relating to the Product. On July 1, 2025, DURECT and BHC reached preliminary agreement on the transaction terms presented by BHC on June 30, 2025, subject to completion of due diligence and negotiation of transaction agreements.

On or around July 1, 2025, DURECT made available to Sullivan & Cromwell, BHC’s outside legal advisor, DURECT’s virtual data room containing certain financial, regulatory, and legal materials of DURECT. From

July 1 to July 28, 2025, the date the Merger Agreement was signed, Sullivan & Cromwell conducted due diligence on DURECT through document review and two meetings with DURECT’s representatives and advisors. The first meeting addressed topics including corporate organization and structure, commercial operations, litigation, legal compliance, executive compensation and employee benefits, regulatory matters, and general corporate governance. The second meeting focused on intellectual property matters and DURECT’s ongoing relationship with Virginia Commonwealth University.

On July 8, 2025, representatives of Sullivan & Cromwell circulated revised drafts of the Merger Agreement and the CVR Agreement. In addition to maintaining substantially all of BHC’s positions set forth in BHC’s preliminary draft delivered on November 11, 2024, (a) with respect to the draft Merger Agreement, BHC’s revised draft now included a complete mark-up (including revisions to DURECT’s representations and warranties and covenants between signing and closing), and (b) with respect to the CVR Agreement, BHC’s revised draft provided for a term ending on January 1, 2035 and removed the requirements that BHC use commercially reasonable efforts to achieve the Milestones and that the Milestone Payments be accelerated upon the occurrence of certain events.

On July 11, 2025, BHC’s management team presented a detailed analysis of the potential transaction to the Science and Technology Committee of the BHC Board, for its consideration. That same day, representatives of Orrick circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. DURECT’s revised Merger Agreement provided (a) a requirement that BHC extend the tender offer through the outside date, (b) reinserted the DURECT Board’s right to terminate the Merger Agreement for an intervening event, (c) deleted the BHC expense reimbursement right in the event the Merger Agreement was terminated for various reasons, and (d) revised various representations and warranties and interim operating covenants. DURECT’s revised CVR Agreement provided for a term ending on January 31, 2045, but accepted BHC’s deletion of the commercially reasonable efforts standard and accelerated milestone payments.

On July 16, 2025, representatives of Sullivan & Cromwell, on behalf of BHC, circulated to Orrick revised drafts of the Merger Agreement and the CVR Agreement. BHC’s revised Merger Agreement (a) provided that the tender offer extension be for up to 10 additional business days after the expiration of the 20 business day period after the date the Tender Offer is first commenced, rather than through the outside date, (b) revised various representations and warranties and interim operating covenants and (c) proposed an outside date three months from the execution date of the Merger Agreement, with an automatic extension for an additional month if regulatory approvals are required. In addition, BHC’s revised CVR Agreement provided for a term ending on January 31, 2038.

Following confirmatory due diligence, on July 18, 2025, BHC notified DURECT that transaction-related costs, including anticipated expenses associated with DURECT’s Warrants, were higher than initially expected. As a result, BHC proposed reducing the consideration payable to equity holders other than holders of DURECT Warrants to $56 million, with a total upfront cash payment of approximately $63 million to all Company equity holders, representing $1.75 per Share.

On July 19, 2025, representatives of Orrick, on behalf of DURECT, circulated to representatives of Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. DURECT’s revised Merger Agreement (a) provided for the Retention Plan concept in lieu of CVRs for Out-of-the-Money Option holders, (b) provided that Company Warrants would be treated in accordance with their terms, (c) revised various representations and warranties and (d) accepted BHC’s proposals on the outside date. The CVR Agreement draft contained, among other things, an extension of the term to January 31, 2045.

On July 20, 2025, representatives of Orrick, on behalf of DURECT, circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. These drafts provided that the Retention Plan would be applicable to all Company Options.

After the closing of trading on NASDAQ on July 22, 2025, the BHC Board held a video conference meeting to discuss the Merger Agreement and the CVR Agreement. Representatives of senior management, Centerview and Sullivan & Cromwell also attended the meeting. After carefully considering the proposed terms of the transaction, and taking into consideration the matters discussed during the meeting and prior meetings of the BHC Board, the BHC Board unanimously (a) declared that it was advisable for BHC, solely in its capacity to guarantee terms of the Merger Agreement, BHC, and Purchaser to enter into the Merger Agreement and the CVR Agreement and (b) approved the execution and delivery by BHC and Purchaser of the Merger Agreement and the CVR Agreement, the performance by BHC, BHC and Purchaser of their respective covenants and agreements contained therein, and the consummation of the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger. The BHC Board provided its approval subject to final negotiations and due diligence to be conducted by BHC’s management team

On July 24, 2025, representatives of Sullivan & Cromwell, on behalf of BHC, circulated to Orrick revised drafts of the Merger Agreement and the CVR Agreement. BHC’s revised Merger Agreement (a) revised various representations, warranties and covenants, and (b) provided for a termination fee of $3.5 million. BHC’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) December 31, 2039, and (b) the date on which a generic version of the Product is approved by a governmental authority in any country.

On July 26, 2025, representatives of Sullivan & Cromwell, on behalf of BHC, circulated revised drafts of the Merger Agreement and the CVR Agreement. BHC’s revised Merger Agreement provided for a termination fee of $3.5 million, which representatives of Sullivan & Cromwell conveyed represented BHC’s best and final proposal. BHC’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) December 31, 2039, and (b) the date on which a generic version of the Product is approved by a governmental authority in any country.

Later that day, representatives of Orrick circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. DURECT’s revised Merger Agreement accepted BHC’s proposed termination fee. DURECT’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) the ten-year anniversary of the first commercial sale in the United States, and (b) December 31, 2045.

On July 28, 2025, representatives of Sullivan & Cromwell circulated revised drafts of the Merger Agreement and the CVR Agreement. BHC’s revised Merger Agreement made only clean-up edits. BHC’s revised CVR Agreement accepted DURECT’s proposal on the term.

Later that evening, DURECT, BHC, Merger Sub, and Bausch Health Companies Inc. entered into the Merger Agreement.

On the morning of July 29, 2025, prior to the opening of trading on Nasdaq and the NYSE, DURECT and BHC issued a joint press release announcing the execution of the Merger Agreement.

11.	The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the CVR Agreement, the Confidentiality Agreement (as defined below) and the Retention Plan (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following summaries do not purport to be complete and, in the case of the Merger Agreement, the Confidentiality Agreement and the Retention Plan , are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO (or in case of the Retention Plan , by DURECT to the Schedule 14D-9), and in the case of the CVR Agreement, are qualified in its entirety by reference to the form attached as Exhibit A to the Merger Agreement. The DURECT stockholders and other interested parties should read the Merger Agreement, the CVR Agreement, the Confidentiality Agreement and the Retention Plan

in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement and the CVR Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning BHA and Purchaser”.

The Merger Agreement and the summary included below are not intended to provide any factual information about DURECT, its stockholders or executives, BHA or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by DURECT to BHA and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about DURECT, BHA or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures.

The Merger Agreement

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (but in no event more than 10 business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within one business day thereafter), irrevocably accept for payment, and, promptly following the Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at 5:00 p.m., New York City time, on September 9, 2025, which is the date that is 20 business days after the date the Offer is first commenced (the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

The obligations of Purchaser to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction or, if permissible under applicable law, waiver of the Offer Conditions described in Section 15—“Conditions to the Offer”. Purchaser expressly reserves the right to waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer. However, without the prior written consent of DURECT, Purchaser may not:

•

waive or modify the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition (as defined in this Section 11— “The Transaction Agreements – The Merger Agreement”);

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Cash Amount or the number of Shares sought in the Offer;

•	extends the Offer or the Expiration Time or terminates the Offer, except as permitted or required by the Merger Agreement;

•	imposes conditions to the Offer other than the Offer Conditions, as described in Section 15—“Conditions to the Offer”;

•

amends any term or condition of the Offer in any manner that is materially adverse to DURECT stockholders, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of BHA or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement and by the CVR Agreement (collectively, the “Transactions”);

•	decrease the number of CVRs to be issued per Share; or

•	amends or purports or seeks to amend any term of the CVR or the CVR Agreement in any manner that is materially adverse to any DURECT stockholder; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Purchaser must extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer;

•

in the event that any of the Offer Conditions, as described in Section 15—“Conditions to the Offer” are not satisfied or waived as of the time the Offer is scheduled to expire, Purchaser will extend the Offer for one or more successive extension periods of up to 10 business days each (or any longer period as may be approved in advance by DURECT) in order to permit the satisfaction of all of the conditions to the Offer.

Notwithstanding the foregoing, Purchaser is not, however, required to extend the Offer beyond the Termination Date (as defined below in the subsection “—Termination”). In the event that the Merger Agreement is validly terminated, Purchaser will irrevocably and unconditionally terminate the Offer and promptly return all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, at the Effective Time, Purchaser will be merged with and into DURECT, the separate corporate existence of Purchaser will cease and DURECT will continue as the Surviving Corporation of the Merger and as a wholly owned subsidiary of BHA. The Merger will be effected in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. The closing of the Merger (the “Closing”) will take place as soon as practicable following (and in any event no later than the business day after) the Acceptance Time and the satisfaction or, if permissible under applicable law, waiver of the conditions to the Merger described in the subsection “—Conditions to the Merger”. On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective. The Merger will become effective at the time and day of the filing of the Certificate of the Merger and acceptance by the Secretary of State of the State of Delaware, or a later time and day as may be agreed in writing by the parties and specified in the Certificate of Merger.

Certificate of Incorporation and Bylaws. At the Effective Time, subject to the provisions of the Merger Agreement described in “—Directors’ and Officers’ Indemnification and Insurance” below, (a) the certificate of incorporation of DURECT will be amended and restated in its entirety to read as set forth on Exhibit B to the Merger Agreement, and (b) the bylaws of DURECT will be amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation will be DURECT Corporation).

Directors and Officers. From and after the Effective Time, until their successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation and the officers of DURECT immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Effect on Capital Stock. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•

each Share that is outstanding immediately prior to the Effective Time (excluding (A) Canceled Shares, (B) Accepted Shares and (C) any Dissenting Shares (each as defined below)) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes;

•

each Share (A) owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case, at the commencement of the Offer and immediately prior to the Effective Time (the “Canceled Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (the “Accepted Shares”), will, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger; and

•

each share of common stock, par value $0.01 per share, of Purchaser that is outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Shares held by DURECT stockholders who are entitled to demand and have properly and validly exercised and perfected their statutory rights to demand appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but instead will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares that are held by DURECT stockholders who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon and less any applicable withholding taxes, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares.

From and after the Effective Time, all Shares will no longer be outstanding and will automatically cease to exist, and will cease to have any rights with respect thereto, except as specified above.

Treatment of Company Equity Awards. Pursuant to the terms of the Merger Agreement (and, as applicable the confidential disclosure schedule):

•

no earlier than five business days prior to the Expiration Time (before giving effect to any extension thereof), the vesting or payment of each stock option to purchase Shares (a “DURECT Option”) with an exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be accelerated, so long as all conditions to the Offer other than the Minimum Condition have been satisfied at that time (or in the case of conditions that may only be satisfied as of the Expiration Time, would be satisfied if such date was the Expiration Time);

•	with respect to the Shares received upon the exercise of accelerated DURECT Options, all such Shares will be treated identically with all other Shares in connection with the Transactions;

•

at the Effective Time, each DURECT Option outstanding as of immediately prior to the Effective Time with an exercise price that is equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) and that is unexercised immediately prior to the Effective Time will be canceled in connection with the Transactions; and

•

prior to and contingent upon the Closing, DURECT will accelerate the vesting of each then-outstanding restricted stock unit in respect of Shares (a “DURECT RSU”) and settle each such DURECT RSU into Shares (and all such Shares will be treated identically with all other Shares in connection with the transactions contemplated by the Merger Agreement).

Prior to the Closing, DURECT will provide each DURECT Option holder an option termination agreement with respect to DURECT Options held by such individual and request the return of such option termination agreement, as soon as reasonably practicable. In no event will any payment be made to a DURECT Option holder, as described above, unless and until such individual executes and delivers an option termination agreement.

Following the cancellation of each Out-of-the-Money Option pursuant to an option termination agreement, each former holder of such DURECT Option will have the right to participate in the Retention Plan and receive a retention bonus subject to the achievement of the Milestone(s) and satisfaction of the service condition described therein.

In addition, pursuant to the terms of the Merger Agreement, if the purchase period under DURECT’s 2000 Employee Stock Purchase Plan, as amended (the “ESPP”) in effect on the date of the Merger Agreement has not already ended as of the Acceptance Time, all participant contributions then in the ESPP will be used to purchase Shares two business days prior to the Acceptance Time in accordance with the terms of the Merger Agreement and ESPP. All Shares purchased under the ESPP will be treated identically with all other Shares in connection with the transactions contemplated by the Merger Agreement. No further purchase period will commence under the ESPP after the purchase period under the ESPP in effect on the date of the Merger Agreement (and, as of such time, no new participants may join the ESPP or increase the amount of his or her payroll deductions), and the ESPP will terminate in its entirety on the Closing and no further rights will be granted or exercised under the ESPP thereafter).

Treatment of Warrants. As of March 31, 2025, 600,000 common warrant Shares remain outstanding under the Common Stock Purchase Warrants, dated February 8, 2023, and 2,991,027 common warrant Shares remain outstanding under the Common Stock Purchase Warrants, dated July 21, 2023.

Holders of outstanding and unexercised DURECT Warrants may, at any time prior to the expiration of such DURECT Warrants in accordance with their respective terms, exercise such DURECT Warrants and, thereafter, receive the Merger Consideration such holders would have received had they exercised such DURECT Warrants prior to the Effective Time. Specifically, each such holder would receive, upon exercise of such holder’s DURECT Warrant, (i) an amount of cash equal to the product of (x) the aggregate number of Shares for which such DURECT Warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Cash Amount over the per share exercise price of such DURECT Warrant and (ii) a CVR for each Share for which such DURECT Warrant was exercisable immediately prior to the Effective Time in accordance with and subject to the CVR Agreement. In lieu of the foregoing, each holder of a DURECT Warrant may, at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the Effective Time, receive an amount in cash equal to the Black-Scholes Value in respect of such holder’s DURECT Warrant calculated pursuant to the terms of the applicable warrant agreement.

Notwithstanding the foregoing, DURECT will cooperate and provide BHA with an opportunity to participate in, and consider in good faith the views of BHA, in connections with any all negotiations with holders of Company

Warrants and promptly inform BHA of any communications with holders of Company regarding DURECT Warrants or the Transactions. DURECT will not enter into any agreements or commitments with holders of DURECT Warrants without the prior written consent of BHA. DURECT waives the standstill restrictions in the Confidentiality Agreement with respect to BHA’s rights described in this section.

Representations and Warranties. In the Merger Agreement, DURECT has made customary representations and warranties to BHA and Purchaser, which are qualified by information set forth in a confidential disclosure letter of DURECT provided to BHA and Purchaser in connection with the execution of the Merger Agreement and certain disclosures in DURECT’s SEC filings since January 1, 2023 and publicly available prior to the date of the Merger Agreement, including representations and warranties relating to: organization and qualification; corporate power and authority; enforceability of the Merger Agreement; the absence of any required DURECT stockholder approval to approve the Merger following the Acceptance Time; required governmental authorizations; non-contravention of applicable law and orders and DURECT’s organizational documents and contracts; capitalization; SEC filings, financial statements and internal controls and procedures; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below) since March 31, 2025; the absence of certain changes to the business of DURECT since March 31, 2025; taxes; legal proceedings and governmental orders; compliance with laws and permits; environmental matters; DURECT’s top suppliers; compliance with anti-bribery and anti-money laundering laws; employee benefit and employee matters; intellectual property; real property; material contracts; insurance; regulatory compliance; the absence of related party transactions; information provided or included in the Schedule TO and other documents relating to the Offer; the inapplicability of state takeover laws; the opinion of DURECT’s financial advisor; the absence of brokers’ fees; and the absence of interested-party transactions.

Each of BHA and Purchaser has made customary representations and warranties to DURECT with respect to, among other matters: organization and qualification; corporate power and authority; capitalization of Purchaser; the enforceability of the Merger Agreement and the CVR Agreement; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; legal proceedings and governmental orders; availability of sufficient funds; information provided or included in the Schedule TO and other documents relating to the Offer; that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; and the absence of brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by DURECT are qualified as to “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each, an “Effect”), that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial or other condition or results of operations of DURECT and its subsidiaries, taken as a whole or (y) prevent, materially delay or impair the ability of DURECT to fulfill all of its obligations under the Merger Agreement or consummate the Transactions contemplated thereby on a timely basis. However, for purposes of the aforementioned clause (x) only, no Effect to the extent resulting from, attributable to or arising out of any of the following is to be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except, in the case of clauses (a) through (f) below, to the extent any such Effect disproportionately affects DURECT relative to other companies of a similar size as DURECT that are operating in the pharmaceutical or biotechnology industries, in which case such Effect may be taken into account in determining whether there has occurred a “Company Material Adverse Effect”:

(a)	general economic conditions (or changes in these conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)

conditions (or changes in these conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any general suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)	conditions (or changes in these conditions) in the pharmaceutical or biotechnology industries;

(d)

political conditions (or changes in these conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e)

earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wildfires or other natural disasters in the United States or any other country or region in the world;

(f)	changes in law or other legal or regulatory conditions (or the interpretation thereof), or changes in GAAP or other accounting standards (or the interpretation thereof);

(g)

changes proximately caused by the announcement of the Merger Agreement or the Transactions, the identity of BHA, Purchaser or their affiliates as the acquiror of DURECT (other than with respect to any representation that is intended to address the consequences of the announcement out of the Merger Agreement or the Transactions);

(h)

any actions taken or omitted to be taken by DURECT, which action or omission is expressly required or prohibited (as applicable) by the terms of the Merger Agreement. However, this exception will not apply to any action taken or omitted to be taken pursuant to DURECT’s covenants described in the subsection “—Conduct of Business” below (unless DURECT has requested to take an action that is prohibited by these covenants and BHA has unreasonably withheld, conditioned or delayed its written consent thereto, in which case the failure of DURECT to take such action will not be taken into account in determining whether there has occurred a Company Material Adverse Effect); or

(i)

changes in DURECT’s stock price or the trading volume of DURECT’s stock, in and of itself, or any failure by DURECT to meet any estimates or expectations of DURECT’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by DURECT to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of these changes or failures, unless these changes or failures would otherwise be excepted from the definition of a “Company Material Adverse Effect”).

Pursuant to the Merger Agreement, DURECT has represented that DURECT Board has (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the Transactions, (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that DURECT stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Conduct of Business. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except (a) as set forth in the confidential disclosure letter of DURECT provided to BHA and Purchaser in connection with the execution of the Merger Agreement, (b) as required by applicable law, (c) as consented to in writing by BHA (which will not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, and DURECT will:

•	conduct its business in all material respects according to its ordinary and usual course of business consistent with past practice; and

•

use commercially reasonable efforts to preserve intact its business organization, goodwill and assets, to keep available the services of its current officers and employees, and to preserve the present relationships with parties having significant business relationships with DURECT (including Governmental Authorities, licensors, licensees, suppliers, distributors, lessors and others) and to comply with and maintain all Permits required to conduct its business and to own, lease and operate its properties and assets.

The Merger Agreement also contains specific covenants restricting DURECT from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement), including, among other things, not to:

i)	adopt any change in the certificate of incorporation or bylaws (or other applicable governing instruments) of DURECT;

ii)

issue, sell, grant options to or rights to purchase, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, grant of options or purchase rights, pledge, disposition, grant, transfer, lease, license, guarantee, or encumbrance of, any shares of capital stock of DURECT or any securities convertible or exchangeable into or exercisable for any shares of such capital stock;

iii)

reclassify split, combine subdivide or redeem, purchase, or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the retention or acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the exercise of DURECT Options);

iv)

declare, set aside, make, or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

v)	merge or consolidate DURECT with any other Person;

vi)

make any material acquisition of assets outside of the ordinary course of business other than acquisitions (A) pursuant to Contracts in effect as of the date of the Merger Agreement and made available to BHA, (B) for less than $250,000 in the aggregate or (C) that would otherwise be permissible under this subsection;

vii)

transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, rights, operations, product lines, or businesses of DURECT (including intellectual property exclusive to DURECT), other than (A) permitted liens or transactions in the ordinary course of business (except with respect to any Intellectual Property Rights, which are addressed in clause (C) below), (B) permitted liens or transactions pursuant to contracts in effect prior to the date of the Merger Agreement and DURECT has made available to BHA true, correct and complete copies thereof and are set forth in DURECT Disclosure Letter or (C) with respect to intellectual property exclusive to DURECT, the grant of non-exclusive licenses in the ordinary course of business;

viii)

fail to maintain, fail to diligently pursue applications filed at any intellectual property office for, or fail to defend, in each case, any registered intellectual property of DURECT, except for any registered intellectual property of DURECT that is not material to the business of DURECT and the cost of continued prosecution, maintenance or defense of such intellectual property rights is substantially greater than the reasonable expected future value of such Intellectual Property Rights;

ix)	make any loans, advances or capital contributions to or investments in any Person (other than DURECT in excess of $250,000 in the aggregate;

x)

incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of DURECT, or otherwise become responsible for any such liability, other than indebtedness for borrowed money in an aggregate principal amount not to exceed $250,000 outstanding at any time;

xi)	make or authorize any capital expenditure in excess of $250,000 in the aggregate;

xii)

settle or compromise any legal proceedings before any governmental authority that (A) relates to the Transactions or (B) does not relate to the Transactions and (I) involves the payment of monetary damages that exceed $250,000 individually or in the aggregate, net of any amount covered by insurance or indemnification, (II) is outside of the ordinary course of business or (III) imposes or requires actions that would have a material effect on the continuing operations of DURECT;

xiii)	make any changes with respect to financial accounting policies or procedures except as required by changes in GAAP;

xiv)

(A) make, change or revoke any material Tax election, (B) change any material method of accounting, (C) file or cause to be filed any amended Tax Return or claim for refund of Taxes, (D) settle or compromise any audit or proceeding in respect of any material Tax Liabilities, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, (F) surrender any right to claim a material Tax refund, (G) enter into any Tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding (other than any customary Tax indemnification provisions under agreements, arrangements or understandings not primarily related to Taxes and entered into in the ordinary course of business), (H) initiate or enter into any voluntary disclosure or similar agreement with, or request any ruling from, or otherwise voluntarily disclosing information to any Governmental Authority with respect to any material Taxes, or (I) consent to any extension or waiver of the limitation period applicable to any Taxes (other than extensions to file Tax Returns automatically obtained in the ordinary course of business);

xv)

except as required pursuant to any contract or compensation benefit plan in effect on the date of the Merger Agreement and made available to BHA, or as otherwise required by applicable Law, (A) grant or provide any bonus, severance, termination, change of control, or retention payments or benefits to, or increase in any manner the bonus, severance, termination, change of control, or retention payments or benefits of, any director, officer, employee, or independent contractor of DURECT, except for the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, (B) grant or materially amend any equity or equity-based awards that may be settled in Shares or any other securities, (C) increase the compensation, fringe, or other benefits of any director, officer, employee, or independent contractor, (D) establish, adopt, enter into, terminate or materially amend any Plan or any other plan, agreement, program, policy, or arrangement that would be a compensation benefit plan if it were in existence as of the date of the Merger Agreement, (E) take any action to accelerate the vesting or payment, fund or in any other way secure the payment, of any compensation or benefits under any compensation benefit plan except as provided in the Merger Agreement, or (F) hire any employee or officer or engage any independent contractor (who is a natural person), or terminate the employment of any employee of DURECT other than a termination by DURECT for just cause;

xvi)	enter into, adopt, or amend any collective bargaining agreement or other agreement with a labor union, works council, or similar organization;

xvii)

enter into any Contract that would, if entered into prior to the date hereof, would be a material contract or a real property lease or modify, amend or terminate any material contract or real property lease or waive, release or assign any rights or claims thereunder;

xviii)	initiate or commit to undertake any new clinical trials;

xix)	adopt or implement any stockholder rights plan or similar arrangement; or

xx)	agree authorize, or commit, in writing or otherwise, to do any of the foregoing.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give BHA or Purchaser, directly or indirectly, the right to control or direct the business or operations of DURECT prior to the Effective Time.

No Solicitation. Except as otherwise described below, DURECT will not, and will cause its representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage, or knowingly facilitate or assist, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined below);

•

furnish to any third party any non-public information relating to DURECT, or afford to any third party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of DURECT, in any such case in connection with, in response to or with the intent to encourage, facilitate or assist the making, submission or announcement of any Acquisition Proposal;

•	participate or engage in any discussions or negotiations with any person with respect to any Acquisition Proposal or potential Acquisition Proposal;

•

adopt, approve or enter into any merger agreement, purchase agreement, letter of intent, memorandum of understanding or similar contract with respect to an Acquisition Transaction (as defined below) or any offer or proposal that could lead to an Acquisition Transaction;

•	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or

•	resolve or agree to do any of the foregoing.

“Acquisition Proposal” means any written offer or proposal (other than an offer or proposal by BHA or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions resulting in (a) any direct or indirect acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of beneficial ownership of more than 15% of the outstanding voting securities of DURECT or its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning more than 15% of the outstanding voting securities of DURECT or its Subsidiaries, (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving DURECT or its Subsidiaries (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than DURECT Stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than 15% of the voting power of the surviving or resulting entity, or (ii) as a result of which DURECT Stockholders (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 85% of the voting power of the surviving or resulting entity, (c) any direct or indirect sale or disposition of assets of DURECT or its Subsidiaries (including any voting equity interests of Subsidiaries) equal to more than 15% of the consolidated assets of DURECT or its Subsidiaries (determined on a fair-market-value basis) or to which more than 15% of DURECT’s and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable, (d) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of DURECT or one or more of its Subsidiaries which, individually or in the aggregate, generates or constitutes more than 15% of the consolidated net revenues, net income, or assets of DURECT and its Subsidiaries, taken as a whole, or (e) any combination of the foregoing.

Except as otherwise described below, DURECT has also agreed that DURECT will immediately cease all existing discussions or negotiations with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal. Further, DURECT has also agreed to promptly after and within one day of the date of the Merger Agreement terminate access by any third party to any physical or electronic data room relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each third party that has executed a confidentiality agreement relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) promptly return to DURECT or destroy all non-public documents and materials containing non-public information of DURECT that has been furnished by DURECT or any of its representatives to the third party.

Further, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, DURECT will provide BHA with written notice of receipt of an Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, as promptly as practicable and in any event within 24 hours following receipt. Such notice will indicate the identity of the third party making the Acquisition Proposal, inquiry, proposal or offer, and include the terms and conditions thereof. Thereafter, DURECT will keep BHA reasonably informed on a prompt and timely basis with respect to the status of or material terms and conditions of any Acquisition Proposal, inquiry, proposal or offer (including any discussions or negotiations relating to such Acquisition Proposal and any amendments or proposed amendments thereto, including copies of any revised term sheet, letter of intent, acquisition agreement financing commitment or similar agreement or document relating thereto). DURECT has also agreed to promptly, and in any event within 24 hours following receipt or delivery thereof, provide BHA with copies of all written Acquisition Proposals and all written inquiries, proposals, offers or other materials (including all proposed agreements, term sheets, non-binding offers, letters of intent, acquisition agreements, disclosure schedules, financing documents or similar agreements or documents) relating to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, and a reasonably detailed summary of any unwritten terms of any unwritten inquiries, proposals or offers, that, in each case, are either received by DURECT or any of its representatives from the person(s) making any such Acquisition Proposal, inquiry, proposal or offer or any of its representatives, or are delivered by DURECT or any of its representatives to such person(s) or any of its or their representatives.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, DURECT has received a written, bona fide Acquisition Proposal from any third party after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement which are described in this subsection “—No Solicitation”, and DURECT Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take the actions described in clause (a), (b) or (c) below would be inconsistent with its fiduciary duties under applicable law, then DURECT may (a) enter into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement, (b) furnish information with respect to DURECT to the third party making the Acquisition Proposal and its representatives (provided that (i) DURECT substantially contemporaneously provides to BHA and its Representatives any such non-public information to the extent not previously provided to BHA and (ii) DURECT must have entered into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement and (c) participate and engage in discussions or negotiations with the third party making the Acquisition Proposal and its representatives regarding the Acquisition Proposal. Prior to or concurrently with DURECT taking any of the actions described in clauses (a), (b) or (c) of the immediately preceding sentence, DURECT must provide written notice to BHA of the determination of DURECT Board that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

“Superior Proposal” means a bona fide, written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement as described in this subsection “—No Solicitation” for an Acquisition Transaction on terms that DURECT Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), to be (a) more favorable to DURECT Stockholders, from a financial point of view, than the terms of the Offer and Merger (including any changes to the terms and conditions of the Merger Agreement and the CVR Agreement proposed by BHA in writing in response to such proposal in accordance with the terms of the Merger Agreement), and (b) reasonably likely to be consummated in accordance with its terms, in the case of each of clauses (a) and (b), taking into account all financial, regulatory, legal, financing and other aspects and terms of such Acquisition Proposal and the Person making such Acquisition Proposal; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “75%”.

Company Board Recommendation; Termination for a Superior Proposal; Matching Rights. Subject to the provisions described below, DURECT Board will recommend that DURECT stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which we refer to as the “Company Board Recommendation”. DURECT has agreed that neither DURECT Board nor any committee thereof will: (a) withdraw, amend, modify or qualify in a manner adverse to BHA or Purchaser, DURECT Board Recommendation, or publicly propose to do any of the foregoing; (b) approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal; (c) fail to include DURECT Board Recommendation in the Schedule 14D-9; or (d) make any public statement inconsistent with DURECT Board Recommendation (each of clauses (a), (b), (c), and (d), a “Company Board Recommendation Change”). However, a “stop, look and listen” communication by DURECT Board or any committee thereof to DURECT stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed a Company Board Recommendation Change so long as such disclosure states that, and does not include any statement inconsistent with the fact that, DURECT Board Recommendation remains in effect.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, (i) in response to the receipt of a written, bona fide Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the non-solicitation provisions of the Merger Agreement or the occurrence of an Intervening Event (as defined below), DURECT Board is permitted to effect a Company Board Recommendation Change and (ii) in response to the receipt of a written, bona fide Acquisition Proposal received after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement, DURECT is permitted to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, if, in each case, all of the following conditions are met:

•	DURECT Board must determine in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

in the case of receipt of an Acquisition Proposal, DURECT Board must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that the Acquisition Proposal constitutes a Superior Proposal;

•

DURECT must provide written notice to BHA at least five business days prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal of its intent to take such action, specifying the reasons therefor, including, in the case of receipt of an Acquisition Proposal, the material terms and conditions of the Acquisition Proposal (including a copy of all definitive agreements in respect thereof and any other relevant proposed transaction documentation (including any financing commitments)) (a “Change of Recommendation/Termination Notice”);

•

prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, DURECT must negotiate with BHA in good faith (to the extent BHA seeks to negotiate) during the five-business-day period to enable BHA to propose in writing a binding offer to amend the terms and conditions of the Merger Agreement and the CVR Agreement as to obviate the basis for such Company Board Recommendation Change or such termination of the Merger Agreement; and

•

no earlier than the end of the five-business-day period, DURECT Board must determine in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any proposed amendments to the terms and conditions of the Merger Agreement and the CVR Agreement proposed in writing in a binding offer by BHA during the five-business-day period, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law (and, in the case of an Acquisition Proposal, that the Acquisition Proposal constitutes a Superior Proposal).

Following delivery of a Change of Recommendation/Termination Notice in the case of an Acquisition Proposal, in the event of any change to the financial terms (including any change to the amount or form of consideration) or other material revision to the terms or conditions thereof, DURECT will provide a new Change of Recommendation/Termination Notice to BHA, and any Company Board Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal following delivery of a new Change of Recommendation/Termination Notice will again be subject to the procedures described above, except that references to five business days will be deemed to be three business days.

“Intervening Event” means an Effect that was not known to DURECT Board prior to the date of the Merger Agreement or, if known, the material consequences of which were not reasonably foreseeable by DURECT Board as of the date of the Merger Agreement, and does not relate to an Acquisition Proposal or any matter relating thereto, and any breach by DURECT of the Merger Agreement.

Reasonable Best Efforts. Each of BHA, Purchaser and DURECT has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Transactions, including using reasonable best efforts to (a) cause each of the Offer Conditions described in Section 15—“Conditions to the Offer” and the conditions to the Merger described in the subsection “—Conditions to the Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement; (b) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all registrations, declarations and filings with governmental authorities, that are required to consummate the Offer and the Merger; (c) obtain all necessary consents under any contracts to which DURECT is a party in connection with the Merger Agreement and the consummation of the Transactions; and (d) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, no party to the Merger Agreement, prior to the Effective Time, will be required to, and DURECT will not without the consent of BHA, pay any consent or other similar fee or other consideration to obtain any consent of any third party under any contract, but if BHA so requests, DURECT will agree to any such payment that is conditioned upon the consummation of the Offer.

Antitrust Filings. Each of BHA and Purchaser, on the one hand, and DURECT, on the other hand, has agreed to file any submission that BHA reasonably deems necessary or advisable to consummate and the Transactions. No party will enter into any agreement with the Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “DOJ”), or any other Governmental Authority not to consummate the Transactions without the consent of the other party (such consent not to be unreasonably withheld, conditioned, or delayed). Each of BHA and DURECT has agreed to (a) cooperate and coordinate with the other in the making any of the filings in subsection “—Antitrust Filings” if applicable, (b) supply outside counsel for the other with any information and documentary material that may be required in the making any of the filings in subsection “—Antitrust Filings”, (c) supply to each other any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign governmental authority responsible for the enforcement of any Foreign Antitrust Law.

Each of BHA and Purchaser, on the one hand, and DURECT, on the other hand, has agreed to promptly inform the other of any substantive communication from any governmental authority regarding any of the Transactions in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the Transactions, including any proceedings initiated by a private party. If any party to the Merger Agreement or an affiliate thereof receives a voluntary or compulsory request for information or documents from any governmental authority with respect to the Transactions pursuant to any Antitrust Law, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response in compliance with such request in an effort to enable the consummation of the Transactions as promptly as possible. In connection with the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties have also agreed to (a) give outside counsel for the other party reasonable advance notice of and the opportunity to participate in substantive meetings and conference calls with any governmental authority relating to the Offer or the Merger, (b) keep outside counsel for the other party reasonably apprised of any substantive oral communications with any governmental authority in respect of the Offer or the Merger, (c) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other substantive written communications explaining or defending the Offer or the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority, (d) provide outside counsel for each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications to or from any governmental authority relating to the Offer or the Merger, (e) provide outside counsel for each other copies of all substantive written communications to or from any governmental authority relating to the Offer or the Merger and (f) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the No Legal Restraint Condition (solely in respect of any antitrust law) and the No Antitrust Proceedings Condition (each as defined in Section 15—“Conditions to the Offer”) and the condition to the Merger relating to the absence of legal prohibitions. Notwithstanding anything to the contrary set forth in the Merger Agreement, BHA will have (i) the right to direct, devise and implement the strategy for obtaining any necessary approval of, and responding to any request from, or inquiry or investigation by (including directing the nature and substance of all such responses), and lead all meetings, negotiations and communications with, any governmental authority relating to the Offer or the Merger; provided that BHA will consider in good faith the views of DURECT in connection therewith and (ii) sole discretion to determine whether and, if so, how to defend through litigation any claim asserted in court by any Governmental Authority relating to the Offer or the Merger.

Notwithstanding anything to the contrary set forth in the Merger Agreement, none of BHA, Purchaser, or any of their respective Subsidiaries will be required to, and DURECT may not, without the prior written consent of BHA, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or government order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of DURECT, the Surviving Corporation, BHA, Purchaser, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change in any material respect the assets, business, or portion of business of DURECT, the Surviving Corporation, BHA, Purchaser, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of DURECT, the Surviving Corporation, BHA, Purchaser, or any of their respective Subsidiaries; provided that if requested by BHA, DURECT will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order is only binding on DURECT in the event the Closing occurs.

Public Statements and Disclosure. Each of DURECT, BHA and Purchaser has agreed that neither DURECT, on the one hand, nor BHA and Purchaser, on the other hand, will issue any public release or make any public announcement concerning the Merger Agreement or the Transactions without the prior written consent of the other parties (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law or applicable stock exchange rules or regulations, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties a reasonable opportunity to comment on such release or announcement in advance of such issuance, subject to certain other exceptions.

Access to Information. DURECT has agreed, subject to certain exceptions, to afford BHA and its representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of DURECT and to furnish reasonably promptly to BHA all information (financial or otherwise) concerning its business, properties and personnel as BHA may reasonably request. Notwithstanding anything to the contrary in the Merger Agreement, DURECT will not be required to prepare any reports, analyses, appraisals or opinions that are not readily available.

DGCL, Nasdaq, and SEC-Related Matters.

DGCL 251(h). The parties have agreed that, upon the terms and conditions of the Merger Agreement, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 251(h) of the DGCL.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or the Transactions, DURECT has agreed that DURECT and DURECT Board will grant any necessary approval and take any necessary action so that the Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement.

Section 16(b) Exemption. DURECT has agreed to take all actions reasonably necessary to cause the dispositions of equity securities of DURECT (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of DURECT to be exempt under Rule 16b-3 promulgated under the Exchange Act.

14d-10 Matters. Prior to the Acceptance Time, DURECT (acting through DURECT Board and the compensation committee of DURECT Board) will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance, or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by DURECT with current or future directors, officers, or employees of DURECT.

Delisting. The parties have agreed to cooperate to take all actions necessary to delist the Shares from Nasdaq and terminate its registration under the Exchange Act, effective following the Effective Time.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights from and after the Effective Time in favor of DURECT’s current or former directors and officers (determined as of the Effective Time), in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise at the request or benefit of DURECT (collectively, the “D&O Indemnified Parties”). In addition, BHA and the Surviving Corporation have agreed, for a period of six years from the Effective Time, to maintain in effect the indemnification, expense advancement and exculpation equivalent to the provisions of DURECT’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time, with respect to any acts or omissions occurring prior to the Effective Time, and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties.

The Merger Agreement also provides that, prior to the Effective Time, DURECT will or, if DURECT is unable to, the Surviving Corporation as of the Effective Time will, purchase a six-year prepaid “tail” policy with respect to matters arising on or before the Effective Time (including in connection with the Merger Agreement and the transactions or actions contemplated by the Merger Agreement), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under DURECT’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies. The Surviving Corporation will maintain such “tail” policy in full force and effect, for its full term, and honor all obligations thereunder. Notwithstanding the foregoing, DURECT will not pay, and the Surviving Corporation will not be required to pay in the aggregate any amount, in excess of 200% of the last annual premium DURECT paid prior to the date of the Merger Agreement in respect of such “tail” policy. If, however, DURECT or the Surviving Corporation fails to obtain such “tail” insurance policy prior to or as of the Effective Time, the Merger Agreement provides that the Surviving Corporation will, for a period of six years from the Effective Time, maintain in effect the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by DURECT as of the date of the Merger Agreement with respect to matters arising on or before the Effective Time, but in such event, BHA and the Surviving Corporation will not be required to pay annual premiums in excess of the last annual premium paid by DURECT prior to the date of the Merger Agreement in respect of the coverage required to be obtained but will instead purchase as much coverage as practicable for that amount.

Employee Matters. For 12 months following the Effective Time, BHA has agreed to provide each Company employee who continues employment following the Effective Time (a “Continuing Employee”) with: (a) a base salary or wage rate, as applicable, that is not less than the base salary or wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (b) a target annual cash incentive opportunity no less favorable than those provided to similarly situated employees of BHA and its affiliates, (c) welfare benefits (excluding any defined benefit pensions or post-employment health or welfare benefits, equity and retention, change in control, or other one-off payments or benefits) that are no less favorable in the aggregate than those provided to similarly situated employees of BHA and its affiliates, and (d) severance benefits no less than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time as set forth on the confidential disclosure schedule.

To the extent that an employee benefit plan of BHA, the Surviving Corporation, or any of their respective subsidiaries (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, BHA will generally use commercially reasonable efforts to cause to be granted to such Continuing Employee credit for all service with DURECT prior to the Effective Time, unless it would result in duplication of coverage or benefits. In addition, BHA will generally use commercially reasonable efforts to ensure that (a) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (b) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, and/or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Prior to the Effective Time, if requested by BHA in writing, DURECT will (a) cause to be amended its employee benefit plans and arrangements to the extent necessary to provide that no employees of Parent and its Subsidiaries will commence participation therein following the Effective Time and (b) cause DURECT’s 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that that DURECT’s 401(k) Plan is terminated, Parent will designate a tax-qualified defined contribution retirement plan and will allow Continuing Employees to make rollover contributions of eligible rollover distributions to such plan, excluding plan loans.

Notice of Certain Events. DURECT has agreed to give prompt notice to BHA, and BHA has agreed to give prompt notice to DURECT, (a) of any notice or other communication received from any person alleging that the consent of such person is or may be required in connection with any of the Transactions, if the subject matter of such communication or the failure of such party to obtain the consent could be material to DURECT, the Surviving Corporation or BHA, (b) of any legal proceeding commenced or, to any party’s knowledge, threatened, against such party or any of its affiliates or otherwise relating to such party or any of its affiliates, in each case relating to any of the Transactions and (c) if it obtains knowledge of any breach of its representations, warranties and covenants under the Merger Agreement that would, individually or in the aggregate, reasonably be expected to lead to the failure of any condition to the other party’s obligations to consummate the Transactions.

Stockholder Litigation. DURECT has agreed to promptly advise BHA of, and keep BHA reasonably informed about, any legal proceeding against DURECT and/or any of its directors (in their capacity as such) by any of DURECT stockholders (on their own behalf or on behalf of DURECT) relating to the Merger Agreement or the Transactions. Except if DURECT Board has made a Company Board Recommendation Change, DURECT has agreed to give BHA the opportunity to consult with DURECT regarding, or participate in, but not control, the defense or settlement of any such legal proceeding. DURECT may not enter into any settlement agreement in respect of such legal proceeding against DURECT and/or its directors or officers relating to the Merger Agreement or any of the Transactions without BHA’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

BHA Guaranty. Bausch Health Companies Inc. guarantees the due, prompt, and faithful performance and discharge by, and compliance with, all of the obligations, covenants, agreements, terms, conditions, and undertakings of Purchaser and the Surviving Corporation under t the Merger Agreement, including (i) with respect to Purchaser, to consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, and (ii) any other obligations, covenants, agreements, terms, conditions, and undertakings that are required to be performed, discharged or complied with following the Effective Time.

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of DURECT, BHA and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions prior to the Effective Time:

•	Purchaser will have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

No governmental authority of competent jurisdiction will have enacted, issued or promulgated any law or issued or granted any order, in each case, that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of BHA and DURECT;

•	by either BHA or DURECT:

•

if the Acceptance Time has not occurred on or before 5:00 p.m., New York City time, on October 28, 2025 (the “Termination Date”); provided, however, that if on the original Termination Date either the No Legal Restraint Condition (solely in respect of any antitrust law) has been satisfied or waived or the No Antitrust Proceedings Condition has not been satisfied, then the Termination Date will be automatically extended to November 28, 2025 (and all references to the Termination Date in this Offer to Purchase will be as so extended) (we refer to a termination as described in this clause as an “End Date Termination”); provided further that the right to terminate the Merger Agreement pursuant to an End Date Termination will not be available to any party whose material breach of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the date of such termination; or

•

if there exists any Legal Restraint (as defined in Section 15—“Conditions to the Offer”) which has become final and non-appealable; provided that the right to so terminate the Merger Agreement will not be available to any party whose material breach of its obligations under the Merger Agreement has been the principal cause of or resulted in the existence of such Legal Restraint;

•	by DURECT, in the event that:

•

(i) (A) DURECT is not in breach of the Merger Agreement such that BHA has the right to terminate the Merger Agreement pursuant to a Company Breach Termination (as defined below), (B) BHA and/or Purchaser has breached or otherwise failed to perform any of their respective covenants, agreements, or other obligations under the Merger Agreement, or any of the representations and warranties of BHA and Purchaser set forth in the Merger Agreement has become or been inaccurate, which breach, inaccuracy, or failure to perform, individually or in the aggregate with other such breaches, inaccuracies, or failures to perform, would reasonably be expected to prevent, materially delay or materially impair BHA or Purchaser from consummating the Offer and the Merger on or before the Termination Date, and (C) such breach, inaccuracy, or failure to perform is not capable of being cured by the Termination Date or is not cured within 20 business days following DURECT’s delivery of written notice to BHA of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “BHA Breach Termination”);

•

(ii) DURECT Board has determined to terminate the Merger Agreement in accordance with the terms described in the subsection “—DURECT Board Recommendation” above in order to concurrently with such termination enter into a definitive agreement with respect to a Superior Proposal; provided that (A) DURECT has complied in all material respects with the terms described in the subsection “—DURECT Board Recommendation; Termination and Superior Proposal” and “—No Solicitation” above, and (B) concurrently with and as a condition to such termination, DURECT Board pays BHA the Termination Fee (we refer to a termination as described in this clause (ii) as a “Superior Offer Termination”); or

•

(iii) in the event that (A) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period described in the subsection “—The Offer” above; provided, however, DURECT will not be able to terminate the Merger Agreement pursuant to this clause (iii) if DURECT’s material breach of its obligations under the Merger Agreement has been a principal cause of or resulted in such failure to commence the Offer or (B) Purchaser has failed to accept for payment and pay for all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement; or

•	by BHA, in the event that:

•

(i) (A) BHA and Purchaser are not in breach of the Merger Agreement such that DURECT has the right to terminate the Merger Agreement pursuant to a BHA Breach Termination, (B) DURECT has breached or failed to perform any of its covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of DURECT set forth in the Merger Agreement has been or become inaccurate, which in either case would give rise to the failure of any of the Representations Condition or the Covenant Condition (each as further described in Section 15—“Conditions to the Offer”) to be satisfied, and (C) such breach, inaccuracy, or failure to perform is not capable of being cured by the Termination Date or is not cured within 20 business days following BHA’s delivery of written notice to DURECT of such breach, inaccuracy, or failure to perform (we refer to a termination as described in this clause (i) as a “Company Breach Termination”); or

•

(ii) (A) a Company Board Recommendation Change has occurred, (B) following receipt by DURECT of an Acquisition Proposal that is publicly announced or otherwise publicly known, DURECT has failed to publicly reaffirm DURECT Board Recommendation within 10 business days of receipt of a written request by BHA to provide such reaffirmation or (C) DURECT will have committed a material breach of subsection “—Acquisition Proposals” or subsection “—DURECT Board Recommendation” (we refer to a termination as described in this clause (ii) as a “Change in Recommendation Termination”).

Notice and Effect of Termination. If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Termination Fee (as defined below), there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from Fraud or Willful Breach (each, as defined below) of the Merger Agreement that occurs prior to such termination.

“Fraud” means actual common law fraud under Delaware law of DURECT, BHA or Purchaser, as applicable, in the making of the representations and warranties set forth in the Merger Agreement.

“Willful Breach” means a material breach of the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would reasonably be expected to be a material breach of the Merger Agreement.

Termination Fee. DURECT has agreed to pay BHA a termination fee of $3,500,000 (the “Termination Fee”) in the event that:

•

(i) (A) following the execution and delivery of the Merger Agreement, an Acquisition Proposal will have made, (B) the Merger Agreement is terminated by BHA or DURECT under an End Date Termination, or by BHA under a Company Breach Termination, and (C) within 12 months following such termination of the Merger Agreement by BHA under an End Date Termination or a Company Breach Termination, (I) DURECT enters into a definitive agreement with any third party with respect to an Acquisition Transaction, or (II) an Acquisition Transaction is consummated with any third party, in which case the Termination Fee will be payable concurrently with the consummation of any such Acquisition Transaction (except that for purposes of determining if the Termination Fee is payable under this prong (i), all references to percentages in the definition of “Acquisition Transaction” described above under “—No Solicitation” will be deemed to be references to “50%”; (ii) the Merger Agreement is terminated by DURECT pursuant to a Superior Offer Termination, in which case the Termination Fee is payable concurrently with and as a condition to the effectiveness of such termination; or (iii) the Merger Agreement is terminated by BHA pursuant to a Change in Recommendation Termination, in which case the Termination Fee is payable within two business days after such termination. In no event will DURECT be required to pay the Termination Fee on more than one occasion. The payment by DURECT of the Termination Fee (and, in respect of any overdue payment, if applicable, (i) expense reimbursement of BHA (including disbursements and fees of counsel) incurred in the successful collection of such overdue amount, including in connection with any related legal proceedings and (ii) interest payments) will be the sole and exclusive remedy of BHA and Purchaser in the event of termination of the Merger Agreement under circumstances requiring the payment of a Termination Fee for any and all losses or damages suffered or incurred by BHA or any of its affiliates or representatives in connection with the Merger Agreement and the Transactions (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger (except that such payment by DURECT of the Termination Fee will not limit the rights or remedies of BHA or any of its affiliates under the equitable remedy provisions described in “—Remedies” below or in the case of Fraud or Willful Breach).

Remedies. BHA, Purchaser and DURECT have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties have acknowledged and agreed that in the event of any breach by DURECT, on the one hand, or BHA and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, DURECT, on the one hand, and BHA and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches of the Merger Agreement by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. DURECT, on the one hand, and BHA and Purchaser, on the other hand, have agreed not to oppose the availability of the equitable remedy of specific performance on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, including as described under subsection “—Termination Fee” above, all fees and expenses incurred in connection with the

Merger Agreement and the Transactions will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

The CVR Agreement

At or prior to the Acceptance Time, BHA will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs issued pursuant to the Offer.

A CVR represents the non-tradeable contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, in each case without interest thereon and less any applicable withholding taxes (the “Milestone Payments”), payable as specified upon the achievement of the following milestones (each, a “Milestone”) prior to the earlier of the 10 year anniversary of the first commercial sale (the “First Commercial Sale” as described in more detail below) in the United States and December 31, 2045 (the “Term”):

•

$100,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone (and described in more detail in Section 11—“The Transaction Agreements – The Merger Agreement”), payable upon the achievement of aggregate worldwide annual net sales of larsucosterol (5-cholesten-3ß, 25-diol 3-sulfate sodium salt) (the “Product”) of at least $500 million in any one calendar year; and

•

$250,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan in respect of the applicable milestone, payable upon the achievement of aggregate worldwide annual net sales of the Product of at least $1 billion in any one calendar year.

Immediately prior to the Effective Time, the Shares of each DURECT stockholder (excluding any canceled, accepted, or dissenting Shares), will automatically be converted into the Cash Amount and a CVR. The total net amount available for distribution will be calculated by deducting any amounts actually paid to DURECT Option holders participating under the Retention Plan (as defined and described in more detail in Section 11—“The Transaction Agreements—The Retention Plan”). This adjusted amount will then be divided by the number of participating CVRs, and the quotient shall be the amount payable in respect of each CVR. Any Milestone Payment will only be due once, if at all, and with respect to the achievement of a particular Milestone, regardless of whether Net Sales exceeded the applicable threshold in more than one calendar year. It is possible that neither of the Milestones will be achieved, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to predict whether any payment will become payable with respect to the CVRs. Whether either Milestone required for payment of such Milestone Payment is met will depend on many factors, some of which are outside the control of BHA and its subsidiaries. There can be no assurance that either of the Milestones will be achieved or that any payment with respect to your CVRs will be made.

BHA will have sole discretion and decision-making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any agreement for the development, marketing or sale of the Product. The First Commercial Sale means the date of the first invoice for commercial quantities of the Product sold to a third party by a selling entity in the United States after FDA approval in the United States but does not include intercompany sales that subsequently lead to a third party, any use of the Product in clinical trails, non-clinical studies or other research or development activities or the disposal or transfer of the Product as a free sample or for a charitable purpose.

The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in BHA, Purchaser, DURECT or any of their respective affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against BHA than those accorded to general, unsecured creditors under applicable law.

The CVRs will not be transferable except (a) upon death of a holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; or (f) to BHA or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. In addition, the CVR Agreement provides that, if (a) a Milestone is not achieved during a given calendar year and prior to conclusion of the Term, then in each case within 95 days following the last day of such calendar year, BHA will deliver to the Rights Agent a written notice and a certificate certifying that a Milestone was not achieved during such calendar year (a “Non-Achievement Notice”). Holders representing at least 25% of the outstanding CVRs (the “Acting Holders”) will then have the right to request an audit by an independent accounting firm to access the books and records of BHA and its affiliates pertaining to Net Sales as may be reasonably necessary to evaluate and verify BHA’s determination that a Milestone was not achieved during the applicable calendar year and prior to conclusion of the Term. Each person seeking to receive information from BHA (including the independent accounting firm) in connection with a review of the Non-Achievement Notice will enter into a reasonably confidentiality agreement with BHA or any of its affiliates obligating such person to retain all such information disclosed.

The Rights Agent or BHA and any of its subsidiaries will not be liable for any delays or failures in performance of their obligations under the CVR Agreement, except for payments that are due and payable, to the extent and for so long as such delay or failure is resulting from acts beyond their reasonable control including, without limitation, acts of Gods, pandemics, epidemics, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor disputes, strikes, shortages, war or civil unrest (each a “Force Majeure Event”). However, routine business risks such as shortage of supply, breakdowns or malfunctions, labor disputes, do not constitute Force Majeure Events unless such events are themselves a result of a Force Majeure Event.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO of which this Offer to Purchase forms a part. For a complete understanding of the CVR Agreement, holders of Shares are encouraged to read the full text of the CVR Agreement.

Retention Plan

On July 28, 2025, the compensation committee of the DURECT Board approved a retention plan for certain key service providers of DURECT, including members of DURECT’s senior management (the “Retention Plan”).

Pursuant to the Retention Plan, certain DURECT Option holders are eligible to receive cash retention bonuses based on each such individual’s number of participating units, among other things. To receive a retention bonus, a participant must enter into a participation letter with DURECT and remain continuously employed or engaged by DURECT or its affiliates through the Closing, subject to certain exceptions in the event of a termination without cause prior to the Closing or as otherwise set forth in a participation letter. Such participating units are subject to the terms and conditions of the participant’s individual participation letter (including without limitation with respect to vesting, as applicable).

The Retention Plan provides that a bonus pool amount will be established and allocated among participants as set forth in each participant’s participation letter based on the number of participating units granted to each participant as a proportion of the total participating units granted under the Retention Plan (as adjusted by a fully diluted share calculation) with (i) the achievement of the first Milestone resulting in a specified bonus pool (referred to in the Retention Plan as the “Bonus Pool Amount Milestone #1”), and (ii) the achievement of the second Milestone resulting in a specified bonus pool (referred to in the Retention Plan as the “Bonus Pool Amount Milestone #2”). Payment of any retention bonuses will be made in single lump sum cash payments to each participant, with the payment date occurring no later than 30 days after the date of the achievement of the applicable Net Sales Milestone, as determined by the DURECT Board or any successor thereto, less any applicable taxes and withholdings.

If a Milestone is not achieved within 10 years of Closing, participants will not be entitled to receive any retention bonus payment in respect of such Milestone. In the event a participant is no longer eligible to participate in the Retention Plan pursuant to the eligibility provisions of the Retention Plan or for any other reason, then such individual’s participating units will be forfeited and will not be available for reallocation under the Retention Plan, provided that any such forfeited units will count for purposes of calculating the amount of any future retention bonus allocable to other eligible participants.

The Confidentiality Agreement

On January 25, 2024, Bausch Health US, LLC, (“Bausch Health US”), an affiliate of BHA and DURECT entered into a Confidential Disclosure Agreement (the “Confidentiality Agreement”) to facilitate certain discussions between the parties regarding the possibility of a potential business transaction involving BHA, and any other affiliate of BHA that receives confidential information of DURECT (the “Receiving Parties”), and DURECT. Under the Confidentiality Agreement, the Receiving Parties agreed, among other things, to keep certain non-public information concerning DURECT confidential (subject to certain exceptions) for a period of one year from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, the Receiving Parties were also subject to standstill restrictions which expired on July 25, 2024 with respect to the securities of DURECT with customary fallaway provisions and permission for the Receiving Parties to confidentially approach the Chief Executive Officer of DURECT or DURECT Board during the standstill period.

12.	Purpose of the Offer; Plans for DURECT.

Purpose of the Offer. The purpose of the Offer is for BHA, through Purchaser, to acquire control of, and the entire equity interest in, DURECT. The Offer, as the first step in the acquisition of DURECT, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of BHA and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in DURECT and will no longer participate in the future growth of DURECT (other than with respect to either potential Milestone Payments). If the Merger is consummated, all current holders of Shares will no longer have an equity interest in DURECT, regardless of whether or not they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance therewith.

Merger Without a Vote of DURECT Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of DURECT’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates own at least such percentage of the shares of stock, and each class or series thereof of the target corporation that, absent Section 251(f) of the DGCL, would be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be effected in accordance with Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of DURECT, in accordance with Section 251(h) of the DGCL.

Plans for DURECT.

Pursuant to the Merger Agreement, at the Effective Time, Purchaser will be merged with and into DURECT, the separate existence of Purchaser will cease, and DURECT will continue as the Surviving Corporation in the Merger. The certificate of incorporation and bylaws of DURECT will each be amended and restated in their entirety pursuant to the terms of the Merger Agreement. DURECT’s Shares will be delisted and will no longer be quoted on Nasdaq, and DURECT’s obligation to file periodic reports under the Exchange Act will be suspended, and DURECT will be privately held.

After completion of the Offer and the Merger, DURECT will be a wholly owned subsidiary of BHA and BHC. In connection with BHA’s consideration of the Offer, BHA has developed a plan, on the basis of available information, for the combination of the business of DURECT with that of BHA and BHC. BHA plans to integrate DURECT’s business and products into BHA’s and BHC’s business and product offerings. BHA will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of DURECT immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”) and in the Merger Agreement, neither BHC nor BHA has any present plans or proposals that would result in (a) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any sale or transfer of a material amount of assets of the Company, (c) any material change in the Company’s capitalization, indebtedness or dividend policy or (d) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and DURECT will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Acceptance Time and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as soon as practicable following the consummation of the Offer without a vote or any further action by the stockholders of DURECT pursuant to Section 251(h) of the DGCL. As a result of the Merger, there will be no public or other market for the Shares.

Stock Quotation. The Shares are currently quoted on Nasdaq. However, the rules of Nasdaq establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the Nasdaq. Among these criteria are the number of stockholders, the number of shares publicly held, the minimum closing bid price requirement and the aggregate market value of the shares publicly held. On January 9, 2025, DURECT received a written notification from Nasdaq informing it that because its closing bid price of its common stock was below $1.00 for 30 consecutive trading days, its shares no longer complied with the minimum closing bid price requirement. DURECT had until July 8, 2025 to regain compliance but receive an additional 180 day grace period, or until January 5, 2026 to regain compliance, which is outside of the End Date Termination. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of Nasdaq for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected. BHA, Purchaser and DURECT have agreed to take, or cause to be taken, all actions necessary to delist the Shares from Nasdaq after the Effective Time. We expect to consummate the Merger as soon as practicable following the Acceptance Time and, if the Merger takes place, DURECT will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for margin loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by DURECT to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by DURECT to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to DURECT, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of DURECT and persons holding “restricted securities” of DURECT to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on Nasdaq as described above. BHA and Purchaser currently intend to cause DURECT to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither DURECT nor any of its subsidiaries will declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock, except (a) dividends paid to DURECT or one of its wholly owned subsidiaries by another of DURECT’s wholly owned subsidiaries with respect to its capital stock or other equity interests, or (b) with the prior written consent of BHA (which consent shall not be unreasonably withheld, conditioned or delayed). According to DURECT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC, DURECT has never declared or paid any cash dividends on the Shares.

15.	Conditions to the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligations of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Merger Agreement, in the event that, as of immediately prior to the Expiration Time:

i)

as of immediately prior the Expiration Time, there have not been validly tendered (and not withdrawn in accordance with the terms of the Offer), and received by the Depositary in accordance with Section 251(h) of the DGCL (as described in more detail in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”), a number of Shares that represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); or;

ii)	since the date of the Merger Agreement, there will not have been any Company Material Adverse Effect; or

iii)	any of the following has not been satisfied or waived (to the extent permitted by the Merger Agreement and applicable law):

a)

obtaining any required consents or the expiration of waiting periods in connection with filings BHA, Purchaser, or DURECT makes or intends to make pursuant to filings BHA reasonably deems necessary or advisable to consummate the transactions contemplated by the Merger Agreement (the “Antitrust Clearance Condition”);

b)

no governmental authority of competent and applicable jurisdiction has (I) enacted, issued or promulgated any law that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement or (II) issued or granted any order that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (each law or order referred to in this Item (iv)(a) is a “Legal Restraint”) (the “No Legal Restraint Condition”);

c)

there is not existing any pending or threatened in writing legal proceeding under any antitrust law brought by any governmental authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of the Shares by BHA or Purchaser or the Merger or (the “No Antitrust Proceedings Condition”);

d)

(A) the representation and warranty of DURECT with respect to the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement—Representations and Warranties”) since July 28, 2025;

e)

certain specified representations and warranties of DURECT with respect to its capitalization are true and correct in all respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date), except for any de minimis inaccuracies;

f)

certain specified representations and warranties of DURECT with respect to organization, good standing, capitalization, subsidiaries, corporate power and authority to enter into the Merger Agreement, stockholder approval of the Merger Agreement, DURECT’s brokers and other advisors and anti-takeover laws (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) are true and correct in all material respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date); or

g)

any other representation or warranty of DURECT set forth in Article 4 of the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) is true and correct in all respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the Offer Conditions set forth in clauses (a) through (f), the “Representations Condition”);

iv)

DURECT has complied with or performed in all material respects any agreement or covenant to be performed, or complied with, by it under the Merger Agreement prior to the Expiration Time (the “Covenant Condition”) ;

v)

DURECT has delivered to BHA a certificate, signed on behalf of DURECT by its Chief Executive Officer, certifying that the Representations Condition and the Covenant Condition have been duly satisfied; or

vi)	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are for the sole benefit of BHA and Purchaser, may be asserted by BHA or Purchaser and may be waived by BHA and Purchaser in whole or in part at any time and from time to time in the sole discretion of BHA and Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by BHA or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Purchaser expressly reserves the right to waive any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of DURECT, we are not permitted to (a) waive or modify the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Cash Amount, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time or terminate the Offer, except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions, (g) amend any term or condition of the Offer in any manner that is materially adverse to DURECT stockholders, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of BHA or Purchaser to consummate the Offer, the Merger or the other Transactions, (h) decrease the number of CVRs to be issued per Share, (i) amend or purport or seek to amend any term of the CVR or the CVR Agreement in any manner that is materially adverse to any DURECT stockholder, or (j) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16 or Section 13—“Certain Effects of the Offer—Market for Shares”, based on its examination of publicly available information filed by DURECT with the SEC, other publicly available information concerning DURECT and other information made available to Purchaser by DURECT, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to DURECT’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or BHA as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to DURECT’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer”.

State Takeover Statutes.

A number of states (including Delaware, where DURECT is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. DURECT, directly conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, DURECT has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who individually or with or through any of its affiliates or associates owns (as defined in Section 203 of the DGCL) 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

DURECT has represented to Purchaser and BHA that its Board of Directors has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger. In addition, DURECT has represented that it is not aware of any other state takeover statute or similar regulation that applies or purports to apply to the Transactions. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and DURECT, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer”.

Antitrust Laws.

Based on a review of the information currently available relating to the countries and businesses in which DURECT, BHA and BHC are engaged, we are not aware of any material filing or approval in the United States or in any foreign country that is required in order to consummate the Offer and the Merger. However, BHA has the right to designate any antitrust filings it reasonably deems as necessary or advisable to consummate the Transactions, and any such filings designated by BHA will become conditions to the Offer and the Merger. BHA does not currently expect to designate any such filings. See Section 11—“The Transaction Agreements—The Merger Agreement—Reasonable Best Efforts” and Section 15—“Conditions to the Offer”.

Appraisal Rights. No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of DURECT who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Cash Amount or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when BHA has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date this Schedule 14D-9 is provided (which such date is September 9, 2025), deliver to DURECT at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform DURECT of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, certain of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Price as that paid in the Offer.

Litigation. To the knowledge of BHA and Purchaser, as of August 12, 2025, there is no pending litigation against BHA, Purchaser or DURECT in connection with the Merger or the Transactions.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange is required to authorize a merger if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired on the terms set forth in a merger agreement that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (b) immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the acquiring company or its affiliates, equals at least such percentage of the stock of DURECT to be acquired, and of each class and series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the certificate of incorporation of DURECT to be acquired. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of DURECT stockholders. Following the Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, BHA, Purchaser and DURECT will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of DURECT stockholders in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

BHA and Purchaser have retained D.F. King & Co. to act as the Information Agent and Equiniti Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection with their respective services.

Neither BHA nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

The Offer has not been the subject of any registration, approval or visa with any securities regulatory authority outside of the United States and no steps will be taken for such registration or visa. Stockholders residing outside of the United States should be aware that U.S. disclosure requirements are different from those in their respective jurisdictions. The Offer has not been approved or disapproved by any securities regulatory authority in Canada nor has any securities regulatory authority in Canada passed upon the fairness or merits of such Offer or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense. Stockholders who are not resident in the United States should consult their professional adviser in the relevant jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of BHA or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of BHA, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

BHA and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, DURECT has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth DURECT Board Recommendation and the reasons for DURECT Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning BHA and Purchaser”.

BHC Lyon Merger Sub, Inc.

August 12, 2025

SCHEDULE I

INFORMATION RELATING TO BHA AND PURCHASER

BHC

The following table sets forth information about BHC’s directors and executive officers as of August 12, 2025. The current business address of each such person is 2150 St. Elzéar Blvd West, Laval, Québec, Canada H7L 4A8, and the business telephone number of each such person is (514) 744-6792. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position at BHC
John A. Paulson	Non-Executive Chairperson, Board of Directors
Thomas J. Appio	Director; Chief Executive Officer
Christian A. Garcia	Director; Chair, Audit and Risk Committee
Michael Goettler	Director; Member, Talent and Compensation Committee; Member, Science and Technology Committee
Brett M. Icahn	Director
Sarah B. Kavanagh	Director; Member, Audit and Risk Committee; Member, Nominating and Corporate Governance Committee
Frank D. Lee	Director; Member, Talent and Compensation Committee; Member, Nominating and Corporate Governance Committee; Member, Science and Technology Committee
Sandra Leung	Director; Member, Nominating and Corporate Governance Committee
Steven D. Miller	Director; Member, Audit and Risk Committee
Richard C. Mulligan, Ph.D.	Director; Chair, Science and Technology Committee
Robert N. Power	Director; Chair, Talent and Compensation Committee; Chair, Nominating and Corporate Governance Committee
Amy B. Wechsler, M.D.	Director; Member, Talent and Compensation Committee; Member, Science and Technology Committee
Seana Carson	Officer, Executive Vice President, General Counsel
Jean-Jacques Charhon	Officer, Executive Vice President, Chief Financial Officer
Aimee Lenar	Officer, Executive Vice President, US Pharma

JOHN A. PAULSON

John A. Paulson is currently the Non-Executive Chairperson. He rejoined the BHC Board on June 23, 2022. Mr. Paulson previously served on the BHC Board from June 2017 through May 2022. Mr. Paulson is the President and Portfolio Manager of Paulson Capital Inc., an investment management company specializing in global mergers, event arbitrage, and credit strategies. Mr. Paulson previously served as President and Portfolio Manager of Paulson & Co. Inc., which he founded in 1994. Prior to forming Paulson & Co., Mr. Paulson was a Partner of Gruss Partners and a Managing Director in mergers and acquisitions at Bear Stearns. Mr. Paulson received his undergraduate degree from New York University in 1978 and his Master of Business Administration from Harvard Business School in 1980.

Mr. Paulson has served on the board of directors of Bausch + Lomb Corporation, a publicly traded eye health company, in May 2022. Mr. Paulson has also served as a director of Acadian Asset Management Inc. (formerly BrightSphere Investment Group Inc.), a publicly traded asset management holding company, since November 2018, and has served as Chairman since April 2020.

THOMAS J. APPIO

Thomas J. Appio was appointed to the BHC Board and has been the Chief Executive Officer of the BHC since May 2022. He previously served as the BHC’s President & Co-Head Bausch + Lomb/International and Executive

Vice President, Company Group Chairman, International. Prior to its acquisition by the BHC in 2013, Mr. Appio served in several positions with Bausch + Lomb, including as Vice President, North Asia/Japan and as Managing Director, Greater China and Japan. Prior to joining Bausch + Lomb, Mr. Appio served 23 years with Schering-Plough in a wide range of leadership and operations responsibilities. Mr. Appio holds a Bachelor of Science in Accounting from Arizona State University, W.P. Carey School of Business.

CHRISTIAN A. GARCIA

Christian A. Garcia is a dual-citizen of the United States of America and the Philippines. Christian is currently a corporate director. He served as Executive Vice President and Chief Financial Officer at BrandSafway, a provider of industrial services solutions to various markets, from October 2020 to May 2023. Prior to joining BrandSafway, Mr. Garcia served as the Executive Vice President and Chief Financial Officer of Weatherford International, a publicly traded oil services company, from January 2020 to August 2020. Prior to joining Weatherford, he served as Executive Vice President and Chief Financial Officer of Visteon Corporation, a publicly traded provider of automotive cockpit electronics, from October 2016 to October 2019. Previously, Mr. Garcia served as acting Chief Financial Officer of Halliburton Company, a publicly traded energy company. At Halliburton, he progressed through a variety of leadership positions including Chief Accounting Officer, Treasurer, and Senior Vice President of Investor Relations. Since May 2023, Mr. Garcia has been a director of Tetra Technologies Inc., a publicly traded energy services and solutions company. He has previously served as a director of Keane Group, Inc., a publicly traded provider of integrated well completions, from May 2017 to October 2019, and Dana Incorporated, a publicly traded automotive supplier company, from January 2025 to June 2025. In August 2024, he joined the Board of Mueller Water Products, Inc. Mr. Garcia received his Bachelor of Science from the University of the Philippines and his master’s degree in business from Purdue University.

MICHAEL GOETTLER

Michael Goettler is a dual-citizen of the United States of America and Germany. Michael has served on the BHC Board since July 2025. He is the former Chief Executive Officer of Viatris, a global healthcare company formed through the merger of Mylan Inc. and Upjohn, a division of Pfizer. During his tenure as CEO from November 2020 to March 2023, Mr. Goettler successfully led the integration of the companies, achieved cost synergies, and developed a growth strategy for Viatris. He also served on the board of Viatris, Inc. from 2020 to 2023. Prior to this role, he held various leadership positions at Pfizer Inc., including Group President of the Upjohn Division, Global President of Inflammation & Immunology, and Global President of the Rare Disease Business. Prior to Pfizer, Mr. Goettler held a variety of senior positions at Sanofi Aventis in the U.S. and Japan. Mr. Goettler began his career at Hoechst in Germany. Mr. Goettler holds an MBA from the University of Texas at Austin and a Diplom-Kaufmann in Business from Wissenschaftliche Hochschule für Unternehmensführung.

BRETT M. ICAHN

Brett M. Icahn was appointed to the BHC Board on March 17, 2021 pursuant to the previously announced director appointment and nomination agreement. Since October 2020, he has been a portfolio manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses. Mr. Icahn has held a variety of investment advisory roles at Icahn Enterprises L.P. since 2002, including as an investment strategy consultant from 2017 to October 2020, and as portfolio manager of the Sargon Portfolio from 2010 to 2017.

Mr. Icahn has served on the board of directors of Bausch + Lomb Corporation, a publicly traded eye health company, in May 2022, and Icahn Enterprises L.P., a private entity since October 2020. Mr. Icahn was previously a director of Dana Inc., a supplier of automotive products and services, from January 2022 to November 2023. He rejoined the Dana board in January 2025 and served until June 2015. He has served as a director of Nuance Communications, Inc., a provider of voice and language solutions, from October 2013 to March 2016, and Newell Brands Inc., a publicly traded global marketer of consumer and commercial products since March 2018 to March 2023. Mr. Icahn also previously served on the boards of American Railcar Industries, Inc., Take-Two Interactive Software Inc., The Hain Celestial Group, Inc. and Voltari Corporation. Mr. Icahn received a B.A. from Princeton University.

SARAH B. KAVANAGH

Sarah B. Kavanagh has served on the BHC Board since July 2016. She is currently a corporate director. From 2011 through May 2016, Ms. Kavanagh served as a Commissioner of the Ontario Securities Commission, where she also served as chairperson of the audit committee starting in 2014. Between 1999 and 2010, Ms. Kavanagh served in various senior investment banking roles at Scotia Capital Inc., including Vice-Chair and Co-Head of Diversified Industries Group, Head of Equity Capital Markets, and Head of Investment Banking. Prior to Scotia Capital, she held several senior financial positions with operating companies. She started her career as an investment banker with a multinational bank in New York. Ms. Kavanagh graduated from Harvard Business School with a Master of Business Administration and received a Bachelor of Arts degree in Economics from Williams College.

Ms. Kavanagh has served on the board of directors of Bausch + Lomb Corporation, a publicly traded eye health company, in May 2022. Ms. Kavanagh previously served as a director of Hudbay Minerals Inc., a publicly traded Canadian mining corporation, from June 2013 to May 2024, and a member of the board of trustees of WPT Industrial REIT, a publicly traded open-ended real estate investment trust, from March 2013 to October 2021. Ms. Kavanagh graduated from Harvard Business School with an MBA and received a Bachelor of Arts degree in

Economics from Williams College.

FRANK D. LEE

Frank D. Lee is the Chief Executive Officer and member of the Board of Pacira BioSciences, Inc., a publicly traded pharmaceutical company targeting non-opioid pain management and regenerative health solutions. Prior to joining Pacira, he served as Chief Executive Officer of Forma Therapeutics Inc., a publicly traded biopharmaceutical company focused on rare hematologic diseases and cancers, from March 2019 until its acquisition by Novo Nordisk in October 2022. During his tenure at Forma, Mr. Lee transformed the organization from an early-stage drug discovery company into one focused on the clinical development of lead assets in rare hematologic disorders and cancer. Prior to Forma, Mr. Lee served as Senior Vice President, Global Product Strategy and Therapeutic Area Head for Immunology, Ophthalmology and Infectious Diseases at Genentech, Inc., a member of the Roche Group. Mr. Lee’s 13-year tenure at Genentech included leadership positions of increasing scope and responsibility focused on delivering transformative medicines to patients and driving the growth of multiple in oncology, immunology and ophthalmology products to blockbuster/multi-blockbuster status. Prior to Genentech, Mr. Lee spent approximately 13 years across Novartis, Janssen and Eli Lilly. He received a Bachelor of Science degree in Chemical Engineering from Vanderbilt University and an MBA from the Wharton Graduate School of Business.

Mr. Lee has served as director of Bolt Biotherapeutics, a publicly traded biotechnology company targeting immunotherapies, from November 2021 to September 2024, and has served as an Advisor to Lightstone Ventures, a venture capital firm focused on medical devices and biopharmaceuticals, since January 2023.

SANDRA LEUNG

Sandra Leung has served on the BHC Board since July 2025. Ms. Leung brings over three decades of legal and executive experience, having served as Executive Vice President and General Counsel at Bristol Myers Squibb Company from 2014 to 2025. Prior to this role, she held various positions within the company, including Senior Vice President and General Counsel, as well as Corporate Secretary. Ms. Leung began her career as an Assistant District Attorney in the New York County District Attorney’s Office.

Ms. Leung has been recognized for her exceptional leadership and contributions to the legal profession, receiving numerous awards including the Executive of the Year Award from the IPO Education Foundation in 2023 and the Excellence in Corporate Practice Award from the Association of Corporate Counsel in 2013. She has also served on the board of Mead Johnson Nutrition Company in 2009. Ms. Leung holds a Juris Doctor from Boston College Law School and a Bachelor of Arts from Tufts University.

STEVEN D. MILLER

Steven D. Miller was appointed to the BHC Board on March 17, 2021. Since October 2020, he has been a portfolio manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses. Prior to joining Icahn Capital L.P., Mr. Miller was an analyst in the Distressed and Special Situations investment group in the New York office of BlueMountain Capital Management, LLC from 2013 to 2019. Mr. Miller represented BlueMountain on the Ad Hoc Group of Puerto Rico Electric Power Authority Bondholders from 2014 to 2019, and from 2011 to 2013 he was an analyst in the Distressed Products Group in the New York office of Goldman, Sachs & Co. Mr. Miller received a B.S. summa cum laude from Duke University in 2011.

Mr. Miller has served as a director JetBlue Airways Corporation, a global travel company, since May 2024. Mr. Miller was previously a director of Dana Inc., a supplier of automotive products and services, from November 2023 to January 2025, Conduent Incorporated, a publicly traded business process services company, from February 2021 to June 2024, Herc Holdings Inc., a publicly traded equipment rental supplier, from May 2022 to March 2023, and Xerox Holdings Corporation, a publicly traded office equipment company, from May 2021 to September 2023.

RICHARD C. MULLIGAN, Ph.D.

Dr. Mulligan has served on the Board of BHC since May 2022. He is currently the Mallinckrodt Professor of Genetics, Emeritus, at Harvard Medical School, and served as Visiting Scientist at the Koch Institute for Integrative Cancer Research at the Massachusetts Institute of Technology (MIT) from March 2017 to February 2021. From March 2017 to October 2018, Dr. Mulligan served as Portfolio Manager at Icahn Capital LP, an investment management firm, and from May 2013 to December 2016, he served as Founding Partner and Senior Managing Director of Sarissa Capital Management LP, a registered investment advisor. From 1996 to 2013, Dr. Mulligan served as the Mallinckrodt Professor of Genetics at Harvard and Director of the Harvard Gene Therapy Initiative. Prior to that, he served as Professor of Molecular Biology at MIT and a member of the Whitehead Institute for Biomedical Research.

Dr. Mulligan’s honors include the MacArthur Foundation Genius Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize. Dr. Mulligan received his Ph.D. in Biochemistry from the Stanford University School of Medicine and his B.S. from MIT.

Dr. Mulligan has been a member of the board of Sana Biotechnology, Inc. a public biotechnology company, since November 2018 and as Vice Chairman since April 2022. He previously served as a director of Biogen Inc., a public biotechnology company, from June 2009 to June 2023.

ROBERT N. POWER

Robert N. Power has served on the BHC Board since August 2008. He is currently a corporate director. From 2009 to 2011, Mr. Power was a faculty member at The Wharton School of Business, University of Pennsylvania, where he taught multinational marketing. Mr. Power has more than 25 years’ experience working in the pharmaceutical and biotechnology industry, which he gained serving in a number of leadership positions with Wyeth from 1985 through 2007, including Director-New Product Development, Managing Director-U.K./Ireland, Vice President-Global Marketing, President-Europe, Middle East, Africa, President-International and Executive Vice President-Global Business Operations. Mr. Power also has completed the Director Professionalism course offered by the National Association of Corporate Directors. Mr. Power has a B.S. in statistics from the State University of New York and an M.S. in biostatistics from the Medical College of Virginia, Virginia Commonwealth University.

AMY B. WECHSLER, M.D.

Dr. Wechsler has served on the BHC Board since June 2016. She is a practicing dermatologist at Dr. Amy Wechsler Dermatology, which she founded in 2005. She is one of the few physicians in the United States board-certified in both dermatology and psychiatry. In addition to serving her patients, Dr. Wechsler serves as an advisor for Chanel Skin Care, and is a certified trainer and Key Opinion Leader (KOL) Speaker, qualified to teach physicians and other medical professionals in the use of various dermatological products.

Dr. Wechsler graduated magna cum laude, Phi Beta Kappa with a Bachelor of Science degree in Psychology from Duke University. She earned an M.D. with honors from Cornell University Medical College. After completing her residency in psychiatry at Payne Whitney Clinic — The New York Presbyterian Hospital, she stayed to do her fellowship in child and adolescent psychiatry. Fascinated by the fundamental connection between the mind and body, Dr. Wechsler completed her residency in dermatology at SUNY Downstate Medical Center. Her hospital appointments include Assistant Clinical Professor in Dermatology, SUNY Downstate Medical Center, and Adjunct Assistant Clinical Professor in Psychiatry at Weill Cornell Medical College. Dr. Wechsler earned a Master of Business Administration with honors from Columbia Business School in May 2024.

Dr. Wechsler is the author of The Mind-Beauty Connection, published by Simon & Schuster in 2008. Dr. Wechsler is an active member of several medical professional organizations, including the American Academy of Dermatology, the American Psychiatric Association, the American Academy of Child and Adolescent Psychiatry, the Independent Doctors of New York, The Physicians Scientific Society, and The Skin Cancer Foundation.

Dr. Wechsler has served as a director of Galecto, Inc., a clinical-stage biotechnology company, since October 2024.

SEANA CARSON

Seana Carson is a citizen of Canada. Seana joined BHC in November of 2006, and has served as Executive Vice President, General Counsel since May 2022. Ms. Carson previously served as Senior Vice President, Head of Legal International. In that role, Ms. Carson was responsible for the international legal function. Ms. Carson also served as Senior Vice President and Chief Compliance Officer for over 12 years. Before joining the BHC, Ms. Carson began her career as an Associate with the Canadian legal firm Ogilvy Renault LLP (now part of the international legal firm, Norton Rose Fulbright). Ms. Carson received her law degree from Queens University in Ontario and a bachelor’s degree from the University of Western Ontario.

JEAN-JACQUES CHARHON

Jean-Jacque Charhon (JJ) is a citizen of France. JJ joined BHC in August 2024 as Chief Financial Officer. Mr. Charhon was previously Executive Vice President and Chief Financial Officer for Signant Health, from April 2021 to August 2024, and was primarily responsible for financial planning and analysis, accounting & controllership, treasury, tax and procurement. Mr. Charhon served as the Executive Vice President, Finance and Chief Financial Officer of Laureate International Universities, from January 2018 to April 2021. He has over 25 years of experience in financial leadership roles with public and private companies such as General Electric, Hewlett Packard, Novartis and Purdue Pharma. Mr. Charhon is passionate about driving business enablement through the finance function for both strategy shaping and operational execution. He holds a master’s degree in business administration from the Solvay School of Management in Brussels, Belgium.

AIMEE LENAR

Aimee Lenar joined BHC in July 2024 as Executive Vice President, US Pharma, leading Salix Pharmaceuticals, Neurology, Generics, Market Access and Commercial Operations. In her most recent role at Galderma as Head of US Prescription Medicine, from November 2022 to July 2024, Ms. Lenar was responsible for sales, marketing, market access, and business analytics, overseeing both a portfolio of established prescription products and a new immunology asset. Prior to this role, she held leadership roles with AbbVie and Allergan, from May 2020 to October 2022 where she served most recently as a VP and General Manager of Neuroscience. Prior to this role, Ms. Lenar was Vice President, Gastroenterology at Allergan for over 5 years. Ms. Lenar holds a master’s degree in public health from Emory University.

BHA

The following table sets forth information about BHC’s directors and executive officers as of August 12, 2025. The current business address of each such person is 400 Somerset Corporate Blvd., Bridgewater, NJ, 08807, and the business telephone number of each such person is (866) 246-8245. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position at BHA
Thomas J. Appio	Director; Officer, Chief Executive Officer
Seana Carson	Director; Officer, Executive Vice President, General Counsel
Jean-Jacques Charhon	Director; Officer, Executive Vice President, Chief Financial Officer
Brianna Cetrulo	Director; Officer, Legal & Corporate Secretary
Jeremy Lipshy	Officer, Senior Vice President, Tax
Thomas Walls	Officer, Vice President, Head of Global Intellectual Property
William Woodfield	Officer, Senior Vice President, Treasurer

THOMAS J. APPIO

See Schedule I — BHC.

SEANA CARSON

See Schedule I — BHC.

JEAN-JACQUES CHARHON

See Schedule I — BHC

BRIANNA CETRULO

Brianna Cetrulo joined BHC in April of 2022 as Director, Legal & Corporate Secretary. Ms. Cetrulo previously served Corporate Counsel and Assistant Corporate Secretary at International Flavors and Fragrances Inc. from August 2019 through March 2022.

JEREMY LIPSHY

Jeremy Lipshy joined BHC in 2003, and has served as Senior Vice President, Tax since November 2013.

THOMAS WALLS

Thomas Walls joined BHC in February 2018, and has served as Vice President, Head of Global Intellectual Property since March 2022. Mr. Walls previously served as Senior Director, Patents from July 2021 through March 2022, and Director, Business & Legal Affairs from February 2018 through July 2021

WILLIAM WOODFIELD

William Woodfield joined BHC in October of 2013, and has served as Senior Vice President, Treasurer since March 2021. Mr. Woodfield previously served as Vice President, Treasurer from June 2018 through March 2021.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of August 12, 2025. The current business address of each such person is 400 Somerset Corporate Blvd., Bridgewater, NJ, 08807, and the

business telephone number of each such person is (866) 246-8245. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position at Purchaser
Jean-Jacques Charhon	Director, Officer, President
William Woodfield	Director; Officer, Treasurer, and Secretary

JEAN-JACQUES CHARHON

See Schedule I — BHC.

WILLIAM WOODFIELD

See Schedule I — BHA.

•

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Equiniti Trust Company, LLC

If delivering by hand, express mail, courier

or other expedited service:

Equiniti Trust Company, LLC

55 Challenger Road

Ridgefield Park, NJ 07660

Attention: Reorganization Department

Email: Domenick.Apisa@equiniti.com

If delivering by mail: Equiniti Trust Company, LLC 55 Challenger Road Ridgefield Park, NJ 07660 Attention: Reorganization Department Email: Domenick.Apisa@equiniti.com

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free:

(800) 628-8528

Banks and Brokers may call collect:

(212) 596-7578